UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                              --------------------

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(B) OR 12(G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                   PPOL, Inc.
--------------------------------------------------------------------------------
           (Exact name of the registrant as specified in its charter)

        California                                          95-4436774
-------------------------------                        ----------------------
(State or other jurisdiction of                          (I.R.S. employer
Incorporation or Organization)                          Identification no.)


One City Boulevard West Suite 870
Orange, CA                                                         92868
----------------------------------------                      ----------------
(Address of principal executive offices)                         (Zip code)


Company's Telephone number, including area code (714) 937-1987.

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                           Names of each exchange on which
to be so registered                           each class is to be registered
----------------------                       ----------------------------------
          None                                            None

--------------------------------------------------------------------------------
Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of Class)

ITEM 1:  BUSINESS

A.         OVERVIEW

           PPOL, Inc., a California corporation (hereafter the "Company" or "PPOL") is a holding company whose activities are limited to providing management support services to its wholly owned subsidiary, AJOL Co., Ltd., a Japan corporation ("AJOL"). AJOL is an acronym for "All Japan On Line." AJOL does not conduct any business in the U.S.

           AJOL generates revenues through the use of a multi-level network marketing and distribution system throughout Japan to sell: (1) its "MOJICO" hardware, which is a multi-functional facsimile based machine with networking capabilities, and (2) various consumer products that utilize the Company's proprietary "Kamome" brand. Additionally, AJOL generates revenues through subscriptions to MOJICO hardware purchasers to access its on-line fax based network - "Pan Pacific Online." Pan Pacific Online can only be accessed through the MOJICO hardware.

THE MOJICO HARDWARE.

           AJOL's primary product is a multi-functional facsimile based machine with networking capabilities that it calls "MOJICO." [See - PRODUCTS AND SERVICES - MOJICO Hardware.] The MOJICO hardware combines the attributes of a telephone and fax machine with full I-Mode e-mail and data base search capabilities. The MOJICO hardware uses a built in liquid crystal monitor display. AJOL holds the Japanese patent rights on the MOJICO hardware. [See - PATENT AND TRADEMARKS HELD.]

           The MOJICO hardware derives its name from "Moji Communications." Moji means "character" in Japanese. An important aspect of the MOJICO hardware is that it allows users to communicate using handwritten Japanese characters, which comprise the Japanese language's phonetic alphabets, Hiragana and Katakana, as well as Kanji. Kanji refers to pictographs that are used extensively in the Japanese written language to represent words and ideas. Kanji is also used as artistic expression, and could be considered as a form of calligraphy. Kanji characters are unique in that their definition and meaning are subject to personal interpretation by the reader. The reader's interpretation and understanding of Kanji characters, and to a lesser extent, Hiragana and Katakana, are based in large part on the manner in which their respective characters are written.

           The Company believes that the full texture and meaning of Kanji characters, and to a lesser extent, Hiragana and Katakana, cannot be effectively communicated through the preset characters available on a typical computer keyboard. The Company's business plan relies on the assumption that subscribers and potential subscribers believe that handwritten Moji (character) is a superior form of communication to output typically associated with a computer keyboard. [See - RISK FACTORS - Reliance on Future Use of Moji (character).]

AJOL'S NETWORK SERVICES - PAN PACIFIC ONLINE.

           AJOL's customers purchase the MOJICO hardware and concurrently subscribe to AJOL's facsimile based network and database - "Pan Pacific Online." Subscriptions to Pan Pacific Online are only offered through AJOL and not through AJOL's multi-level distribution system. Access to AJOL's proprietary network and database is only available to subscribers through the MOJICO hardware. The MOJICO hardware can also be used to transmit and receive faxes outside the network and to send and receive general I-Mode e-mails. Subscribers can search the network's database to find other subscribers matching their search criteria to establish interpersonal relationships, solicit categories of faxes, or to specify a group of recipients for the subscriber's faxes, among other things. [See - AJOL's Network Services.] AJOL actively encourages subscribers to submit content for the database.

KAMOME PRODUCTS.

           AJOL's has created a proprietary brand "Kamome" for use in the sale of products associated with AJOL. Kamome products may only be purchased through subscribers. The Kamome brand is granted to companies that sell products through a distribution agreement with AJOL, and which pass AJOL's quality control criteria. The Kamome brand is added to the selling company's existing brand, and products are sold with dual branding. Additionally, AJOL is using the Kamome brand as a private brand on a limited basis. Kamome products appear in catalogs which are distributed quarterly to subscribers and updated via the AJOL database system. [See - PRODUCTS AND SERVICES - Kamome Products.]

MULTI LEVEL DISTRIBUTION SYSTEM.

           AJOL sells the MOJICO hardware and Kamome products through a multi-level network marketing and distribution system. An AJOL distributor must be an AJOL subscriber to sell MOJICO hardware and Kamome products. All subscribers have an opportunity to become a MOJICO distributor. Subscribers, who desire to become distributors, must undergo an application and screening process. AJOL refers to its subscribers who sell the MOJICO hardware and/or Kamome products as "distributors." Unlike traditional distributors in a multi-level distribution system, AJOL "distributors" are not required to purchase or maintain inventory of MOJICO hardware or Kamome products, and therefore are not at financial risk if they do not complete sales. AJOL bears the risk of obtaining and maintaining inventory. Distributors submit product orders to AJOL, which AJOL then fulfills. Payment for AJOL products are paid directly to AJOL.

           Approximately fifty percent (50%) of the sales price of each MOJICO unit is paid to distributors based on a commission schedule, which spreads the payout among the various levels of the distributor network. AJOL pays commissions at the rate of seventy-six percent (76%) of "commissionable sales" of Kamome products. Commissionable sales do not reflect the purchase price paid by its purchaser. Rather, the commissionable sales amount is determined solely by AJOL for each product to yield AJOL a margin of twenty-three percent (23%) of the purchase price paid by the purchaser, in the aggregate, after deducting commissions paid and cost of goods sold.

           The Company emphasizes and encourages subscribers to develop personal relationships among subscribers and between subscribers and non-subscribers as a vehicle to increase awareness of AJOL and its products. The Company believes that the subscribers' efforts to create personal relationships among themselves and with non-subscribers create beneficial word of mouth advertising for AJOL's products and services. AJOL sponsors social events, which include recreational events, for its subscribers and their guests throughout Japan to encourage interaction among subscribers and potential subscribers.

           AJOL's President, Mr. Yoshihiro Aota, [See - PPOL's DIRECTORS AND EXECUTIVE OFFICERS] speaks at approximately one hundred twenty (120) social events per year. Mr. Aota generally speaks at social events where there are 500 or more attendees, who may consist of subscribers and non-subscribers. The underlying themes of Mr. Aota's presentations include:

(1) the benefits of interpersonal relationships for personal and business growth and how MOJICO can help subscribers achieve that goal; (2) the financial incentives of participating in AJOL's multi level distribution system; and (3) the benefits of purchasing Kamome brand products through the "Co-op of the 21st Century." [See - "CO-OP OF THE 21ST CENTURY" Page 9.] Mr. Aota may be viewed as a motivational speaker who is the personification of AJOL. [See - RISK FACTORS - Dependence on Mr. Aota.]

B.         THE INDUSTRY

           The Company believes that AJOL operates in a unique market niche. Although the Company's business plan has similarity to those of internet service providers, its reliance on a fax based technology eliminates access to many of the features and functionality offered by ISP's including access to the Internet. Unlike the Internet, which provides access to a worldwide database, the subscribers access to information and networking capabilities is limited to AJOL's fax based Pan Pacific Online network and database. The Company's business plan does however share the goal of ISP's, generally, of increasing and maintaining paid subscriptions or subscriberships.

           Unlike ISP's, AJOL relies heavily on word of mouth advertising through its system of multi level distributors. In addition, the Company has approximately 700 retail outlets referred to as "Cabins." Subscribers that are also distributors who sell AJOL products on a full time basis independently operate these "Cabins." AJOL does not grant any exclusive distribution rights based on geographic boundaries.

           The company is unaware of the percentage of the Japanese population generally or the percentage of people in the various demographic groups that engage in multi level sales.

C.         GENERAL DEVELOPMENT OF BUSINESS.

           (1)       General Development of the Business of PPOL.

           PPOL was incorporated as a California corporation on May 19, 1993 under the name Diversified Strategies, Inc. On August 15, 2002 the Company amended its articles of incorporation to change its name to PPOL, Inc.

           The Company was formed (under the name Diversified Strategies, Inc.) pursuant to the Order Confirming Debtors' Joint Plan of Reorganization (hereafter the "Bankruptcy Court Order") of the United States Bankruptcy Court for the Central District of California dated November 20, 1992 in the cases of IN RE SELECTTV OF CALIFORNIA, INC. (hereafter "SelectTV") and IN RE TELSTAR SATELLITE CORPORATION OF AMERICA (hereafter "Telstar").

           Pursuant to the Bankruptcy Court Order, the Company was incorporated and all of the assets and other property (including all claims and causes of action that the debtors had the power to assert) of SelectTV and Telstar were transferred to the Company free and clear of all liens and other claims except as specifically set forth in the Bankruptcy Court Order. The Bankruptcy Court Order also forever barred any claims against the Company by the pre-petition creditors of SelectTV and Telstar that were not filed prior to the date of the Bankruptcy Court Order (or alternatively 60 days thereafter in the case of claims less than $200).

           Pursuant to the Bankruptcy Court Order, all of the pre-petition creditors and shareholders of SelectTV and Telstar that were identified in Bankruptcy Court Order elected to receive, and did receive, in full satisfaction of their claims against the Company some combination of either (i) common stock,
(ii) convertible preferred stock, or (iii) warrants of the Company. As a result, all of Select TV's and Telstar's pre-petition creditors and shareholders surrendered their interests and were converted into equity holders of the Company.

           From the Company's inception, through March 31, 2002, it maintained its existence, in part, as a "public shell" with no operating business and no subsidiaries. The Company entered into a Stock Purchase and Business Combination Agreement ("Agreement"), to be effective as of April 1, 2002, with the shareholders of AJOL to acquire all of the outstanding common shares of AJOL in exchange for the issuance of common shares representing 95% of the Company's then outstanding common shares ("AJOL Acquisition"). The transactions contemplated by the Agreement closed as of August 15, 2002, effective as of April 1, 2002. As a result of the AJOL Acquisition, AJOL became a wholly owned subsidiary of PPOL.

           In connection with the AJOL Acquisition, PPOL effected a reverse stock split of its issued and outstanding shares on a 1:7 basis. As a result of the reverse stock split, the Company's issued and outstanding shares were reduced from 6,298,231 (pre reverse split) to 899,746 (post reverse split) as of August 15, 2002. The Company is obligated to purchase fractional shares that resulted from the reverse stock split at a price equal to the opening bid price of the Company's shares upon such shares becoming listed on the National Association of Securities Dealers' OTC Bulletin Board.

           (2)       General Development of PPOL's Subsidiary's Business (AJOL).

           The Company's sole subsidiary is AJOL. AJOL was incorporated under the laws of Japan on April 8, 1991. AJOL was incorporated with the name Forval CDK. It was then a wholly owned subsidiary of Forval Corporation, a Japan corporation. (The parent corporation is hereafter referred to as "Forval.") In April 1992 Forval CDK changed its name to Forval Research Institute Co. Ltd. Effective July 1, 2000, Forval Research Institute Co. Ltd amended its articles to change its name to AJOL Co., Ltd..

           In March 1999, AJOL dissolved its subsidiary, FO Technology Co., Ltd. FO Technology Co., Ltd, had been a subsidiary of AJOL's since October of 1996. AJOL presently has no subsidiaries.

D.         PRODUCTS AND SERVICES.

           PPOL is a holding company whose activities are limited to providing management support services to its wholly owned subsidiary, AJOL. AJOL is an acronym for "All Japan On Line."

           AJOL generates revenues through the use of a multi-level network marketing and distribution system throughout Japan to sell: (1) its "MOJICO" hardware, which is a multi-functional facsimile based machine with networking capabilities, and (2) various consumer products that utilize the Company's proprietary "Kamome" brand. Additionally, AJOL generates revenues through subscriptions to MOJICO hardware purchasers to access its on-line fax based network - "Pan Pacific Online." Pan Pacific Online can only be accessed through the MOJICO hardware. AJOL does not conduct any business in the U.S.

           (1)       The MOJICO Hardware.

           AJOL's primary product is a multi-functional facsimile based machine with networking capabilities that it calls "MOJICO". The MOJICO hardware combines the attributes of a telephone and fax machine with full I-Mode e-mail and data base search capabilities. The MOJICO hardware uses a built in liquid crystal monitor display. AJOL holds the Japanese patent rights on the MOJICO hardware. [See - PATENT AND TRADEMARKS HELD.]

           The MOJICO hardware derives its name from "Moji Communications." Moji means "character" in Japanese. An important aspect of the MOJICO hardware is that it allows users to communicate using handwritten Japanese characters, which comprise the Japanese language's phonetic alphabets, Hiragana and Katakana, as well as Kanji. Kanji refers to pictographs that are used extensively in the Japanese written language to represent words and ideas. Kanji is also used as artistic expression, and could be considered as a form of calligraphy. Kanji characters are unique in that their definition and meaning are subject to personal interpretation by the reader. The reader's interpretation and understanding of Kanji characters, and to a lesser extent, Hiragana and Katakana, are based in large part on the manner in which their respective characters are written.

           The Company believes that the full texture and meaning of Kanji characters, and to a lesser extent, Hiragana and Katakana, cannot be effectively communicated through the preset characters available on a typical computer keyboard. The Company's business plan relies on the assumption that subscribers and potential subscribers believe that handwritten Moji (character) is a superior form of communication to output typically associated with a computer keyboard. [See - RISK FACTORS - Reliance on Future Use of Moji Characters.]

           AJOL contracts for the manufacture of the MOJICO hardware and then resells the MOJICO units through its multi-level distribution network. AJOL is currently marketing the fourth generation version of MOJICO, the SF60. The first three versions of MOJICO, the SF30, SF40, and SF50 were manufactured under contract by its then parent corporation, Forval. Effective February 25, 2000, AJOL contracted with Funai Electric Co., Ltd. for the manufacture of the fifth generation SF60 model on an OEM basis.

           The SF60 differs from previous MOJICO versions in that it connects users to AJOL's database via the Internet rather than through conventional telephone lines. The previous versions of MOJICO that utilized telephone lines required users to incur long distance telephone charges in order to access AJOL's services. The amount of these charges varied from user to user. Subscribers that lived in areas with higher long distance rates to contact their applicable server were required to pay more per call than users in lower-rate localities. In addition, since long distance charges are based on call time, frequent MOJICO users incurred higher charges than infrequent users.

           Owners of the SF60 model may presently obtain Internet access through NTT Communications (a Japanese telecommunications company) for approximately
(Y)980 per three hours of use. The NTT fee removes the variance in telecommunications charges caused by varying long distance rates. As a result, AJOL expects that telecommunications costs for MOJICO users will now be uniform throughout Japan. [See RISK FACTORS - Internet Usage Rates and Long Distance Telephone Rates.]

           Because MOJICO is intended to be simple to use, there is very little difference between the SF60 and previous versions of MOJICO from a user's perspective. The SF60 signs on to the Internet and provides any required passwords automatically without prompting the user for any information. As a result, the fact that the SF60 connects via the Internet, rather than over the telephone lines, is not obvious to most users.

           AJOL's operating results materially depend on revenues received from sales of the MOJICO product. In previous years, MOJICO sales have accounted for up to 78% of AJOL's annual revenue. The price of MOJICO hardware is $2,865(1). [See - Management Discussion & Analysis.]

------------
(1) MOJICO hardware is sold in Japanese Yen. The unit price as of March 31, 2002 has been converted into US dollars by applying the prevailing exchange rate at March 31, 2002, of 1 $US = 132.62. As of March 31, 2002 and to the date of this filing, the unit price for the MOJICO hardware in Japanese Yen is 380,000.

           (2)       AJOL's Network Services.

           AJOL's customers purchase the MOJICO hardware and concurrently subscribe to AJOL's facsimile based network and database - "Pan Pacific Online." Subscriptions to Pan Pacific Online are only offered through AJOL and not through AJOL's multi-level distribution system. Under Japanese law, sellers of "services" as opposed to tangible merchandise are generally prohibited from selling "services" through multi level distribution.

           Access to AJOL's proprietary network and database is only available to subscribers through the MOJICO hardware. The MOJICO hardware can also be used to transmit and receive faxes outside the network and to send and receive general I-Mode e-mails. Subscribers can search the network's database to find other subscribers matching their search criteria to establish interpersonal relationships, solicit categories of faxes, or to specify a group of recipients for the subscriber's faxes, among other things. [See - AJOL's Network Services.] AJOL actively encourages subscribers to submit content for the database.

           Unlike personal computer based services, AJOL's on-line service utilizes the MOJICO hardware and is paper based as to input and output. Since users are able to input hand written information on paper into the MOJICO hardware, many users with little computing knowledge, including young children and elderly, are able to utilize AJOL's online service. In this sense MOJICO is similar to a conventional fax machine.

           Subscribers of AJOL's on-line service use the MOJICO hardware to transmit their data to a centralized hub where AJOL receives hard copies. The hard copies are then manually processed, screened for content, and then input to a central database. MOJICO users are then able to access the central database through the MOJICO hardware. Such accessed information can be transmitted from the central database to the appropriate destination where the user(s) receive a hard copy printout.

           AJOL's on-line services include a bulletin board service, a mail service, and an information exchange service. AJOL's bulletin board service allows subsribers to submit invitations, product advertisements, help-wanted ads, share personal experiences, create pen pal relationships, among other things, to a bulletin board accessible by all AJOL subscribers. All subscriber submissions are screened for content and none are anonymous. AJOL encourages subscribers to contribute to AJOL's database. At present, there are approximately 20,000 pages of subscriber submissions in the database. A subscriber's submission is retained in the database for 3 months at which time it is deleted unless the subscriber resubmits his or her submission. Subscribers may also reply to posted ads via this service. Similarly, AJOL's service allows subscribers to send faxes to up to 50 other subscribers at once. Families are able to designate personal identification passwords to family members to enable them to print faxes addressed to them via a specific password, thus maintaining the confidentiality of the fax.

           (3) Kamome Products.

           AJOL's has created a proprietary brand "Kamome" for use in the sale of products associated with AJOL. Kamome products may only be purchased by or through subscribers. The Kamome brand is granted to companies that sell products through a distribution agreement with AJOL, and which pass AJOL's quality control criteria. The Kamome brand is added to the selling company's existing brand, and products are sold with dual branding. Additionally, AJOL is using the Kamome brand as a private brand on a limited basis. Kamome products appear in catalogs, which are distributed quarterly to subscribers and updated via the AJOL database system.

           AJOL publishes a quarterly magazine to its subscribers introducing goods manufactured and provided by its subscribers as well as independent third parties, which have earned "Kamome" brand status. The "Kamome" brand is the AJOL president's seal of approval and recommendation for the goods. Before goods are accorded the "Kamome" brand status, goods are reviewed by a committee at AJOL for initial screening and makes recommendations to the president of such goods that they feel are worthy of becoming "Kamome" brand products.. AJOL's president personally visits the factories and/or offices for final screening. Qualifying goods are then featured in the magazines in articles regarding the virtues of their goods as observed by the president. Subscribers can also write reviews of Kamome products for submission to AJOL's database.

           Although the qualification standards are subjective, only high quality goods and services offered at reasonable prices are eligible to become "Kamome" brand products. To promote and develop the image of the "Kamome" brand, the president places a high degree of emphasis on the manufacturer's selectivity of raw materials, manufacturing process, and their pride in the products. Kamome products may only be purchased by or through subscribers through the MOJICO hardware or by fax to AJOL's headquarters.

           AJOL's intent is to provide its subscribers with a broad range of high quality merchandise at prices lower than could be obtained through traditional retailers. A subscriber's ability to purchase Kamome products is a feature of subscription to Pan Pacific Online. AJOL attempts to obtain lower prices for Kamome products by operating efficiencies achieved by volume purchasing, efficient distribution and reduced handling of merchandise through mail-order deliveries.

           "CO-OP OF THE 21ST CENTURY." AJOL obtains lower pricing for Kamome products through volume purchasing and sells products to subscribers at favorable prices. AJOL's method of buying and selling of Kamome products is similar to a mutual benefit "cooperative" or "co-op." Unlike co-op's that operate on a non-profit basis, AJOL's system is designed to generate profits for AJOL. Co-ops presently exist in Japan, but are generally limited to serving a limited geographic region. A typical Japanese co-op draws upon local area residents and businesses as members, and would not expect membership from residents or businesses outside of that local area as their outlets are limited to a specific municipality referred to as a prefecture in Japan. AJOL's business plan is to create and maintain the co-op model to extend beyond local regional borders and to provide consistent and attractive pricing of Kamome products to AJOL subscribers throughout Japan. AJOL refers to its Japan wide co-op model as creating the "Co-op of the 21st Century." The Company intends to create, through its "Co-op of the 21st Century," an increasingly valuable feature that will appeal to potential and existing subscribers: (1) as a source of Kamome products for personal use, and (2) by expanding the Kamome product list and creating the potential for increased financial incentives through multi level distribution sales of Kamome products. The goal and marketing concept of the Co-op of the 21st Century is to provide value to its subscribers and generate interest for new AJOL subscriptions and renewals.

           AJOL pays commissions at the rate of 76% of "commissionable sales" of Kamome products. Commissionable sales do not reflect the purchase price paid by its purchaser. Rather, the commissionable sales amount is determined solely by AJOL for each product to yield AJOL a margin of 23% of the purchase price paid by the purchaser, in the aggregate, after deducting commissions paid and cost of goods sold. In substance, the commissions allow subscribers to acquire Kamome products below its retail price.

           Subscribers are also encouraged to sell Kamome products to non-subscribers.

E.         MULTI  LEVEL DISTRIBUTION.

           AJOL sells the MOJICO hardware and Kamome products through a multi-level network marketing and distribution system. An AJOL distributor must be an AJOL subscriber to sell MOJICO hardware and Kamome products. All subscribers have an opportunity to become a MOJICO distributor. Subscribers, who desire to become distributors, must undergo an application and screening process. AJOL refers to its subscribers who sell the MOJICO hardware and/or Kamome products as "distributors." Unlike traditional distributors in a multi-level distribution system, AJOL "distributors" are not required to purchase or maintain inventory of MOJICO hardware or Kamome products, and therefore are not at financial risk if they do not complete sales. AJOL bears the risk of obtaining and maintaining inventory. Distributors submit product orders to AJOL, which AJOL then fulfills. Payment for AJOL products is made directly to AJOL.

           Approximately fifty percent (50%) of the sales price of each MOJICO unit is paid to distributors based on a commission schedule, which spreads the payout among the various levels of the distributor network. AJOL pays commissions at the rate of seventy-six percent (76%) of "commissionable sales" of Kamome products. Commissionable sales do not reflect the purchase price paid by its purchaser. Rather, the commissionable sales amount is determined solely by AJOL for each product to yield AJOL a margin of twenty three percent (23%) of the purchase price paid by the purchaser, in the aggregate, after deducting commissions paid and cost of goods sold.

           The Company emphasizes and encourages subscribers to develop personal relationships among subscribers and between subscribers and non-subscribers as a vehicle to increase awareness of AJOL and its products. The Company believes that the subscribers' efforts to create personal relationships among themselves and with non-subscribers create beneficial word of mouth advertising for AJOL's products and services. AJOL sponsors social events, which include recreational events, for its subscribers and their non-subscriber guests throughout Japan to encourage interaction among subscribers and potential subscribers.

           AJOL conducts approximately 500 training sessions per year for its distributors. The training sessions also serve as social events. Distributors are required to attend at least a monthly training session to retain the right to be a distributor. Subscribers who lose the right to be a distributor, for any reason, must apply to reacquire distributor status.

           AJOL's President, Mr. Yoshihiro Aota, [See - PPOL's DIRECTORS AND EXECUTIVE OFFICERS] speaks at approximately one hundred twenty (120) social events per year. Mr. Aota generally speaks at social events where there are 500 or more attendees, who may consist of subscribers and non-subscribers. The underlying themes of Mr. Aota's presentations include:

(1) the benefits of interpersonal relationships for personal and business growth and how MOJICO can help subscribers achieve that goal; (2) the financial incentives of participating in AJOL's multi level distribution system; and (3) the benefits of purchasing Kamome brand products through the "Co-op of the 21st Century." Mr. Aota may be viewed as a motivational speaker who is the personification of AJOL. [See - RISK FACTORS - Dependence on Mr. Aota.]

           AJOL also provides promotional awards for top producing distributors. AJOL recently sponsored a trip to Las Vegas for its thirty (30) highest producing distributors.

           There are currently approximately sixty five thousand (65,000) distributors who are authorized to sell AJOL's products. Of the 65,000 distributors, approximately six thousand (6,000) are considered active commission earners, and approximately seven hundred (700) of those maintain storefront businesses displaying AJOL's products referred to as "Cabins." Subscribers that are also distributors who sell AJOL products on a full time basis independently operate these "Cabins." AJOL does not grant any exclusive distribution rights based on geographic boundaries.

           The Company believes that AJOL's network distribution system appeals to a broad cross-section of people in Japan including those seeking to supplement family income and start small, in-home businesses. The Company believes that network marketing is an ideal way to market its products because the use of such products is enhanced by ongoing personal relationships with other distributors.

           Basic demographic information regarding AJOL subscribers is as follows:

                     AGE                                 GENDER
                     ---                                 ------

                     20's                 21%            Male         64%
                     30's                 32%            Female       36%
                     40's                 22%
                     50's                 18%
                     over 60               7%

           Most subscribers live in rural areas of Japan.

           Each subscriber may use up to an additional 98 different passwords to access the AJOL database. Subscribers may allocate passwords to family and friends to access the AJOL network. Thus, the demographics of the population actually using the AJOL database may be different than presented above. Based upon information provided by subscribers and password holders, AJOL believes that multigenerational households use many MOJICO units. The Company believes that the MOJICO device is conducive to multigenerational use, especially elderly persons and young children because of its ease of use and because it's handwritten input does not require additional computer, including keyboard, knowledge.

           AJOL pays commissions at the rate of 76% of "commissionable sales" on the sale of all tangible products, but none on services on which AJOL receives commissions from the service providers. Commissionable sales do not reflect the purchase price paid by its purchaser. Rather, the commissionable sales amount is determined solely by AJOL for each product to yield AJOL an aggregate margin targeted at 23% of the purchase price paid by the purchaser, in the aggregate, after deducting commissions paid and cost of goods sold.

           Distributors earn commission income on the sale of all tangible AJOL products, but none on services. Distributors are not required to maintain inventories, and therefore are not at financial risk if they do not complete sales. Distributors accept orders for MOJICO hardware as well as Kamome products and submit the orders to AJOL for processing. AJOL fills the orders and allocates the commission among the applicable levels of the distributor network. Currently, fifty percent (50%) of the sales price of each MOJICO unit is paid to subscriber distributors based on a commission schedule, which spreads the payout among the various levels of the distributor network. For MOJICO unit sales, this equates to 76% of "commissionable sales" described in the previous paragraph.

F.         PATENTS AND TRADEMARKS HELD

            The Japan Patent Office issued a patent for MOJICO on December 24, 1998. The date of expiration for this patent is March 2, 2014. A similar patent was obtained in Taiwan on August 11, 1997. This patent will expire on April 1, 2016. A patent application for MOJICO has also been made in South Korea and was accepted on February 14, 2002. AJOL anticipates that the South Korean patent will be effective for 20 years from the date of application.

           All three of the above-described patent applications were made by AJOL's then parent corporation, Forval. Pursuant to an agreement with Forval dated March 28, 2000, AJOL acquired Forval's patent rights to the MOJICO in Japan, Taiwan, and South Korea.

           The Company currently owns the rights to the following registered trademarks in Japan: "Acube", "Pan Pacific Online", and "Kamome". Additionally, the Company owns the registered trademark rights to "Pan Pacific Online" in the United States.

G.         COMPETITIVE CONDITIONS

           To the Company's knowledge there are no other companies that offer an identical combination of products and services to Japanese consumers. However, the market for companies that operate similar businesses i.e., providing interactive telecommunications products and/or services is highly and intensely competitive. AJOL is and will continue to be in competition with companies with substantially longer operating histories, greater financial, technical, product development and marketing resources, greater name recognition, and larger customer bases than that of AJOL.

           In addition, other companies not currently operating in AJOL's industry may attempt to launch a business that is similar to or identical to AJOL's in the future. New or existing competitors may develop products and/or services comparable to or superior to those offered by AJOL. Further, competitors may devote substantially greater resources to the development and promotion of their products. They may also adapt more quickly to industry trends, new technologies, and customer preferences. As a result, there can be no assurances that AJOL will be able to compete effectively in the industry in which it operates.

H.         RESEARCH AND DEVELOPMENT ACTIVITIES

           AJOL conducts research and development activities primarily aimed at improving the speed and stability of its central information processing systems. AJOL contracts out its R&D activities to external research laboratories. AJOL's research and development expenditures for each of the last three fiscal years are as follows:

                             R&D Expenditures in    R&D Expenditures Converted
                                JAPANESE YEN            INTO US DOLLARS(2)
                                ------------            ------------------
                     YEAR
                     2002      (Y)192,730,000              $1,543,861
                     2001      (Y)136,877,000              $1,239,258
                     2000      (Y)262,807,000              $2,369,530

           The Company expects to introduce the next generation of the MOJICO hardware in mid 2004. Total R&D costs to develop the next generation hardware are expected to total approximately $2,403,076(3).

I.         ENVIRONMENTAL MATTERS

           Japanese law requires that AJOL dispose of returned or damaged MOJICO units in an environmentally safe manner. AJOL contracts with a licensed company to provide this service on AJOL's behalf. The cost of the service is not material to AJOL.

---------------

(2) R&D expenditures are incurred in Japanese Yen. For convenience only, the figures in this table have been converted into US dollars by applying the fiscal year's average exchange rate on the last day of each respective fiscal year. These exchange rates are the following: for 2002, 1 $US = 124.84(Y)JPN: for 2001, 1 $US = 110.45(Y)JPN: and for 2000 1 $US =
     110.91(Y)JPN.

(3) R&D costs are expected to be incurred in Japanese Yen. For convenience only, this figure has been converted into US dollars by applying the prevailing exchange rate on the last day of AJOL's most recent fiscal year of 1 $US = 124.84(Y)JPN.

J.         EMPLOYEE AND LABOR MATTERS

           AJOL currently employs 76 persons on a full-time basis. AJOL also employs 72 part-time employees and 58 dispatched staff. None of AJOL's employees is represented by labor unions. AJOL is not a party to any collective bargaining agreements or labor union contracts. AJOL has not been the subject of any material strikes or employment disruptions in its history.

           The Company has hired an administrative assistant, on a full time basis, to work in its United States office in Orange, California. None of the Company's employees is expected to be represented by labor unions. The Company is not a party to any collective bargaining agreements or labor union contracts. The Company has not been the subject of any material strikes or employment disruptions in its history. Additionally, the Company has entered into a management consulting contract with ECO2, LLC, a Los Angeles, California based company. Under the terms of the agreement, ECO2, LLC will provide management consulting services and administrative support to the Company for an initial term of twelve (12) months commencing September 25, 2002.

K.         HEAD OFFICE

           AJOL's corporate office is located at the Aoyama Oval Building 6F, Jingu-mae 5-52-2, Shibuya-ku, Tokyo, Japan 150-0001 (telephone 03-5467-3015).

L.         FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

           (1)       PPOL

           PPOL has not derived any revenue either domestically or internationally from the operation of any business during the last three fiscal years. PPOL does not currently intend to actively operate any business, either within the United States or internationally, other than holding 100% of the common stock of AJOL.

           (2)       PPOL's Subsidiary (AJOL)

           For each of the last three fiscal years, substantially all of AJOL's operations have been conducted in Japan, and AJOL currently has no material operations in countries other than Japan.

M.         RISK FACTORS FOR INVESTORS

           Investors contemplating an investment in the Company's common stock should carefully consider the following risk factors and investment considerations, each of which is applicable to AJOL's Japanese operations:

LIMITED OPERATING HISTORY

           AJOL has a limited operating history in Japan upon which it can be evaluated. Any investment in the Company must be considered in light of the risks, expenses and difficulties encountered by companies in the early stage of development in new and rapidly evolving markets, including the risks described herein. The can be no assurances that AJOL will be successful in addressing these risks.

UNPROVEN BUSINESS MODEL

           AJOL cannot predict whether or not it will be successful because its business model is unproven and its market is developing. It is too early to reliably ascertain market penetration for AJOL's products and services. If future demand for AJOL's products and services, including, but not limited to demand for the MOJICO hardware and Kamome brand products is lower than anticipated, or the costs of attracting subscribers is higher than anticipated, then AJOL's financial condition and results from operations will be materially and adversely affected.

FLUCTUATIONS IN OPERATING RESULTS

           AJOL's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of AJOL's control. These factors include the demand for the telecommunications products and services offered by AJOL, introduction of new products or services by AJOL or its competitors, delays in the introduction or enhancement of products and services by AJOL or its competitors, changes in AJOL's pricing policies or those of its competitors, AJOL's ability to anticipate and effectively adapt to developing markets and rapidly changing technologies, changes in the mix Japanese vs. non-Japanese revenue, changes in foreign currency exchange rates, the mix of products and services sold by AJOL and the channels through which those products and services are sold, general economic conditions, and specific economic conditions in Internet and related industries. Additionally, in response to evolving competitive conditions, AJOL may elect from time to time to make certain pricing, service, marketing or acquisition decisions that could have a material adverse affect on its financial performance.

FOREIGN CURRENCY (YEN) FLUCTUATIONS

           Substantially all of AJOL's revenue and expenses are received and incurred in Japanese Yen. Variation in foreign exchange rates may substantially affect AJOL's revenue, expenses, and net income in U.S. dollar terms. In preparing its financial statements, the Company translates revenue and expenses from Yen into U.S. dollars using weighted average exchange rates. If the U.S. dollar strengthens relative to the Yen, the Company's reported revenue, gross profits and net income will likely be reduced. For example, in 2001, the Japanese Yen significantly weakened, which reduced the Company's operating results on a U.S. dollar reported basis. The Company's 2002 operating results could be similarly harmed if the Japanese yen weakens from current levels. Given the unpredictability of exchange rate fluctuations, the Company cannot estimate the effect these fluctuations may have upon future reported results, product pricing or the Company's overall financial condition.

POOR JAPANESE ECONOMIC CONDITIONS

           Economic conditions in Japan have been poor in recent years and may worsen or not improve. Continued or worsening economic and political conditions in Japan could further reduce the Company's revenue and net income.

RELIANCE ON HANDWRITTEN MOJI (CHARACTERS) AS PREFERRED METHOD OF WRITTEN COMMUNICATIONS

           The Company relies on the desire of subscribers and potential subscribers to use handwritten Moji (characters) as their preferred method of written communication as an underlying material assumption for the continuing success of its business. A subscriber's or potential subscriber's desire to use handwritten Moji (characters) is a matter of personal preference, which is unpredictable. Any negative changes in perception by subscribers and potential subscribers as to their desire to use handwritten Moji (characters) as their preferred method of written communication, for any reason, including the emergence of new, different, or alternative forms of written communications, could have a materially adverse affect on AJOL and its business.

DEPENDENCE ON NEW SUBSCRIBERS

           AJOL's operating results generally depend on revenues received from sales of the MOJICO product. In previous years, MOJICO sales have accounted for up to 78% of AJOL's annual revenue. MOJICO sales are primarily made to new customers of AJOL. As a result, future revenues are primarily dependent on AJOL's ability to generate new customers for its MOJICO hardware and Pan Pacific Online services. There can be no assurances that AJOL will be able to continue to generate new subscribers at the rate that it has been able to in the past, nor that AJOL will be able to generate sufficient new subscribers to remain profitable. AJOL does not have any substantial historical basis for predicting the rate of increase in its subscriber base.

DEPENDENCE ON SUBSCRIBERS FOR CONTENT OF NETWORK

           The information transmitted to AJOL subscribers via AJOL's information network Pan Pacific Online is primarily generated by other AJOL's subscribers. There can be no assurances that AJOL's subscribers will continue to generate information that other subscribers will find sufficiently entertaining, useful, or desirable so as to allow AJOL to profitably market the products and services that provide access to AJOL's network.

LIABILITY FOR CONTENT OF NETWORK

           As a provider of messaging and communications services, AJOL may incur liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials transmitted via AJOL's information network. There can be no assurances that AJOL will be able to effectively screen all of the content generated by AJOL's subscribers. AJOL may be exposed to liability with respect to this content. AJOL's insurance may not cover claims of these types or may not be adequate to indemnify AJOL for all liability that may be imposed. There is a risk that a single claim or multiple claims, if successfully asserted against AJOL, could exceed the total of AJOL's coverage limits. There is also a risk that a single claim or multiple claims asserted against AJOL may not qualify for coverage under AJOL's insurance policies as a result of coverage exclusions that are contained within these policies. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could have a material adverse affect on AJOL's reputation, financial condition, and operating results.

RELIANCE ON EXISTING DISTRIBUTORS AND NEED TO RECRUIT ADDITIONAL DISTRIBUTORS

           The Company depends on subscriber distributors to generate substantially all of its revenues. To increase its revenue, the Company must increase the number of and/or the productivity of its distributors. The Company's distributors may terminate their status as a distributor at any time. The number of distributors may not increase and could decline in the future. The Company cannot accurately predict how the number and productivity of distributors may fluctuate because the Company relies upon its existing distributors to recruit, train and motivate new distributors. The Company's operating results could be harmed if its existing and new business opportunities and products do not generate sufficient interest to retain existing distributors and attract new distributors.

           The loss of a high-level distributor or a group of leading distributors in the distributor's network of lower level distributors, whether by their own choice or through disciplinary actions for violations of Company policies and procedures could negatively impact the growth of distributors and the Company's revenue.

           In addition, the Company's operations in Japan face significant competition from existing and new competitors. Our operations would also be harmed if our planned growth initiatives fail to generate continued interest and enthusiasm among our distributors in this market and fail to attract new distributors.

DEPENDENCE ON MR. AOTA

           The Company is highly dependent upon its President Yoshihiro Aota to recruit and retain subscribers. Mr. Aota represents the personification of AJOL. Mr. Aota's talents, efforts, personality and leadership have been, and continue to be, critical to AJOL and the Company's success. The diminution or loss of the services of Mr. Aota, and any negative market or industry perception arising from that diminution or loss, would have a material adverse affect on the Company's business. The Company is investigating, but has not obtained "Key Executive Insurance" with respect to Mr. Aota.

           One of the Company's business strategies is to reduce its dependence on Mr. Aota. If the Company is unsuccessful in accomplishing this strategy, and Mr. Aota's services become unavailable, the Company's business and prospects could be materially adversely affected. Neither the Company nor AJOL has an employment agreement with Mr. Aota. If the Company loses Mr. Aota's services, for any reason, including as a result of Mr. Aota's voluntary resignation or retirement, the Company's business could be materially adversely affected.

FAILURE OF NEW PRODUCTS AND SERVICES TO GAIN MARKET ACCEPTANCE

           A critical component of the Company's business is its ability to develop new products and services that create enthusiasm among the Company's distributor force. If any new product or service fails to gain market acceptance, for any reason including quality problems, this could harm the Company's results of operations.

LOSING SOURCES OF KAMOME PRODUCTS

           The loss of any of the Company's sources of Kamome products, or the failure of sources to meet the Company's needs, could restrict the Company's ability to distribute Kamome products and harm its revenue as a result. Further, the Company's inability to obtain new sources of Kamome products at prices and on terms acceptable to the Company could harm the Company's results of operations.

COMMENCING FOREIGN OPERATIONS

           AJOL is exploring the possibility of commencing business activities in South Korea, China, and Taiwan. In past years, these nations have experienced significant economic and/or political instability. If AJOL commences business activities in these nations, future instability will have a material adverse affect on AJOL's ability to do business in these nations and may jeopardize AJOL's investment in establishing business operations in those countries.

COMPETITION WITH TECHNICALLY SUPERIOR PRODUCTS AND SERVICES

           AJOL's products and services utilize the facsimile-like MOJICO hardware and rely on human personnel to screen and process information for AJOL's database. AJOL's products and services are much less technically sophisticated than those offered by other companies offering interactive telecommunications products and services. This may put AJOL at a substantial competitive disadvantage with present and/or future competitors.

INTERNET USAGE RATES AND LONG DISTANCE TELEPHONE RATES

           AJOL's subscribers obtain access to AJOL's network via either the Internet or telephone service. The costs that subscribers incur in obtaining access to the AJOL network via these channels are beyond the control of AJOL. Any increase in long distance telephone rates or rates for accessing the Internet could materially and adversely affect demand for AJOL's products and services.

RELIANCE ON INTERNET AS TRANSMISSION MEDIUM

           The Company's future success will depend upon the Company's ability to route the Company's customers' traffic through the Internet and through other data transmission media. The Company's success is largely dependent upon the viability of the Internet as a medium for the transmission of subscriber related data. There can be no assurance that the Internet will prove to be a viable communications media, that document transmission will be reliable, or that capacity constraints which inhibit efficient document transmission will not develop. The Internet may not prove to be a viable avenue to transmit communications for a number of reasons, including lack of acceptable security technologies, lack of access and ease of use, traffic congestion, inconsistent quality or speed of service, potentially inadequate development of the necessary infrastructure, excessive governmental regulation, uncertainty regarding intellectual property ownership or lack of timely development and commercialization of performance improvements.

TECHNOLOGICAL CHANGES OF THE MESSAGING AND COMMUNICATIONS INDUSTRY

           The messaging and communications industry is characterized by rapid technological change, changes in user and customer requirements and preferences, and the emergence of new industry standards and practices that could render the Company's existing services, proprietary technology and systems obsolete.

           The Company's success depends, in part, on the Company's ability to develop new services, functionality and technology that address the needs of existing and prospective subscribers. If the Company does not properly identify the feature preferences of subscribers and prospective subscribers, or if the Company fail to deliver features that meet their standards, the Company's ability to market the Company's products and services successfully and to increase revenues could be impaired. The development of proprietary technology and necessary service enhancements entail significant technical and business risks and require substantial expenditures and lead-time. The Company may not be able to keep pace with the latest technological developments. The Company may also be unable to use new technologies effectively or adapt services to customer requirements or emerging industry standards.

           The Company must accurately forecast the features and functionality required by subscribers and prospective subscribers. In addition, the Company must design and implement service enhancements that meet subscriber requirements in a timely and efficient manner. The Company may not successfully determine subscriber and prospective subscriber requirements and may be unable to satisfy their demands. Furthermore, the Company may not be able to design and implement a service incorporating desired features in a timely and efficient manner. In addition, if subscribers do not favorably receive any new service offered by the Company, the Company's reputation could be damaged. If the Company fails to accurately determine desired feature requirements or service enhancements or to market services containing such features or enhancements in a timely and efficient manner, the Company's business and operating results could suffer materially.

POSSIBLE INADEQUATE INTELLECTUAL PROPERTY PROTECTIONS

           The Company's success depends to a significant degree upon the Company's proprietary technology. The Company relies on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect the Company's proprietary technology. However, these measures provide only limited protection, and the Company may not be able to detect unauthorized use or take appropriate steps to enforce the Company's intellectual property rights. In addition, the Company may face challenges to the validity and enforceability of the Company's proprietary rights and may not prevail in any litigation regarding those rights. Any litigation to enforce the Company's intellectual property rights would be expensive and time-consuming, would divert management resources and may not be adequate to protect the Company's business.

POSSIBLE INFRINGEMENT CLAIMS

           The Company could be subject to claims that the Company has infringed the intellectual property rights of others. In addition, the Company may be required to indemnify the Company's distributors and users for similar claims made against them. Any claims against the Company could require the Company to spend significant time and money in litigation, pay damages, develop new intellectual property or acquire licenses to intellectual property that is the subject of the infringement claims. These licenses, if required, may not be available at all or on acceptable terms. As a result, intellectual property claims against the Company could have a material adverse effect on the Company's business, prospects, financial conditions and results of operations.

POSSIBLE SYSTEM FAILURE OR BREACH OF NETWORK SECURITY

           The Company's operations are dependent on the Company's ability to protect the Company's network from interruption by damage from fire, earthquake, power loss, telecommunications failure, unauthorized entry, computer viruses or other events beyond the Company's control. There can be no assurance that the Company's existing and planned precautions of backup systems, regular data backups and other procedures will be adequate to prevent significant damage, system failure or data loss.

           Despite the implementation of security measures, the Company's infrastructure may also be vulnerable to computer viruses, hackers or similar disruptive problems. Persistent problems continue to affect public and private data networks, including computer break-ins and the misappropriation of confidential information. Computer break-ins and other disruptions may jeopardize the security of information stored in and transmitted through the computer systems of the individuals and businesses utilizing the Company's services, which may result in significant liability to the Company and also may deter current and potential subscribers from using the Company's services. Any damage, failure or security breach that causes interruptions or data loss in the Company's operations or in the computer systems of the Company's customers could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

RELIANCE ON THIRD PARTY ACCESS FOR TELECOMMUNICATIONS

           The Company relies on third party to provide its subscribers with access to the Internet. There can be no assurance that a third party's current pricing structure for access to and use of the Internet will not change unfavorably and, if the pricing structure changes unfavorably, the Company's business, prospects, financial condition and results of operations could be materially and adversely affected.

EFFECT OF GOVERNMENT REGULATIONS

           The Company provides access to its database and services through data transmissions over public telephone lines and other facilities provided by telecommunications companies. These transmissions are subject to regulatory government agencies. These regulations affect the prices that subscribers must pay for transmission services, the competition the Company face from telecommunications services and other aspects of the Company's market. There can be no assurance that a existing or future laws, governmental action or rulings will not materially and adversely affect the Company's operations.

CONTROL BY OFFICERS AND DIRECTORS

           AJOL's executive officers, directors and entities affiliated with them, in the aggregate, beneficially own common stock representing approximately 95% of the Company.

MINORITY SHAREHOLDER STATUS

           Forval Corporation and Leo Global Fund, former direct shareholders of AJOL, hold 59.17% and 35.83% respectively of the Company's common stock. [ See - DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED - Common Stock.] Acting alone, Forval Corporation, as a majority shareholder, has significant influence on Company policies. Forval Corporation and Leo Global Fund, collectively, control 95% of the Company's outstanding shares, representing 95% of the Company's voting power. As a result, Forval and Leo Global Fund, acting together, will have the ability to control the outcome of all matters requiring stockholder approval, including the election and removal of the Company's entire Board of Directors, any merger, consolidation or sale of all or substantially all of the Company's assets, and the ability to control the Company's management and affairs.

NO LOCK-UP AGREEMENT BETWEEN FORVAL CORPORATION AND LEO GLOBAL FUND

           To date, the Company has not entered into a separate lock-up arrangement with Forval Corporation and Leo Global Fund pursuant to which these shareholders would agree to be subject to volume and sale restrictions that will limit their ability to sell shares in addition to the restrictions set forth under Rule 144. If a suitable lock-up agreement is not in effect, then Forval Corporation and/or Leo Global Fund may be eligible to sell a large volume of shares, which could cause the price of shares to decline.

NO HISTORY AS REPORTING COMPANY

           Prior to the effective date of the Company's filing of Form 10, the Company has never been a public company, subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended, and the Company expects that the obligations of being a public company, including substantial public reporting and investor relations obligations, will require significant additional expenditures, place additional demands on the Company's management and may require the hiring of additional personnel. The Company may need to implement additional systems in order to adequately function as a reporting public company. Such expenditures could adversely affect the Company's financial condition and results of operations.

N.         FORWARD LOOKING STATEMENTS

           This Registration Statement on Form 10 ("Registration Statement") includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include, but are not limited to, the information concerning possible or assumed future results of operations of PPOL, Inc. (hereafter the "Company", the "Company" and/or "PPOL") set forth in Item 2
- "FINANCIAL INFORMATION - Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements also include statements throughout this Registration Statement in which words such as "expect", "anticipate", "intend", "plan", "believe", "estimate", "consider" or similar expressions are used.

           Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including, but not limited to, the risks discussed under the heading "BUSINESS - Risk Factors For Investors" and elsewhere in this Registration Statement. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statements. In addition, the Company does not have any intention or obligation to update forward-looking statements after the effectiveness of this Registration Statement, even if new information, future events or other circumstances have made them incorrect or misleading. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in Section 21E of the Exchange Act.

ITEM 2:    FINANCIAL INFORMATION

                            AJOL REVENUE 2000 TO 2002

                                                SALES         SALES
                                             IN THOUSANDS  IN THOUSANDS
                                                 OF           OF US
                                             JAPANESE YEN    DOLLARS(4)  PERCENT
                                             ------------    -------     -------
YEAR ENDED MARCH 31, 2002
Product Sales and Network Services           (Y)13,532,762   $108,404   88.90 %
Other On-Line Products                           1,689,939     13,537   11.10
                                             -------------   --------   ------
TOTAL                                        (Y)15,222,701   $121,941   100.00 %
                                             =============   =========  ======



----------------

(4) Sales are recorded by AJOL in Japanese yen. The figures in this table have been converted into US dollars by applying the total year's average exchange rate of each respective fiscal year. These exchange rates are the following: for 2002, 1 $US = 124.84 (Y)JPN: for 2001, 1 $US = 110.45(Y)JPN:
     and for 2000 1 $US = 110.91(Y)JAP.



YEAR ENDED MARCH 31, 2001
Product Sales and Network Services           (Y)14,317,215   $129,625   90.89 %
Other On-Line Products                           1,435,669     12,998    9.11
                                             -------------   --------   -----
TOTAL                                        (Y)15,752,884   $142,623   100.00 %
                                             =============   ========   ======

YEAR ENDED MARCH 31, 2000
Product Sales and Network Services           (Y)15,400,511   $138,854   93.65 %
Other On-Line Products                           1,043,943      9,412    6.35
                                             -------------   --------   -----
TOTAL                                        (Y)16,444,454   $148,266   100.00 %
                                             =============   =========  ======

THREE MONTHS ENDED JUNE 30, 2002
Product Sales and Network Services           (Y)3,880,717    $ 30,816   89.02 %
Other On-Line Products                            478,485       3,999   10.98
                                             ------------    --------   ------
TOTAL                                        (Y)4,359,202    $ 34,615   100.00 %
                                             ============    ========   ======

THREE MONTHS ENDED JUNE 30, 2001
Product Sales and Network Services           (Y)3,276,250    $ 28,662   89.32 %
Other On-Line Products                            391,943       3,429   10.68
                                             -------------   --------   -----
TOTAL                                        (Y) 3,668,193   $ 32,091   100.00 %
                                             =============   =========  ======

THREE MONTHS ENDED JUNE 30, 2000
Product Sales and Network Services           (Y) 3,723,564   $ 34,588   92.11 %
Other On-Line Products                            318,9623      2,963    7.89
                                             -------------   --------   -----
TOTAL                                        (Y) 4,042,526   $ 37,551   100.00 %
                                             =============   ========   ======


A. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

           The following discussion and analysis should be read in connection with the Company's Financial Statements and the notes thereto and other financial information included elsewhere in this Registration Statement.

OVERVIEW

           The Company was incorporated in California on May 19, 1993. The Company, originally named Diversified Strategies, Inc., was formed pursuant to an Order Confirming Debtors Joint Plan of Reorganization of the United States Bankruptcy Court for the Central District of California dated November 20, 1992 in the combined cases of IN RE SELECTTV OF CALIFORNIA, INC. and IN RE TELSTAR SATELLITE CORPORATION OF AMERICA. Pursuant to the Joint Plan of Reorganization, creditors and shareholders of the two bankrupt companies, and certain other parties, surrendered their claims and interests against the bankrupt companies and, in exchange, received stock in the Company.

           The Company did not engage in any significant business activities prior to its acquisition of AJOL Co., Ltd. ("AJOL"). Such acquisition was effective April 1, 2002. In connection therewith, the Company changed its name to PPOL, Inc. Between its date of incorporation and its acquisition of AJOL, the Company was essentially a "public shell" corporation seeking to merge with or acquire a viable operating company. Consequently, as of September 30, 1999, September 30, 2000 and September 30, 2001 and the years then ended, the Company had no material assets or liabilities, no revenue, and incurred only immaterial administrative and franchise tax expenses.

           Effective April 1, 2002, the Company acquired one hundred percent of the issued and outstanding stock of AJOL from AJOL's pre-transaction shareholders. In exchange for the AJOL shares, the Company issued common stock such that immediately after the transaction, the pre-transaction shareholders of AJOL owned ninety-five percent (95%) of the issued and outstanding shares of the Company. The holdings of the pre-transaction shareholders of the Company were diluted by the issuance of the new shares such that immediately after the transaction, the pre-transaction shareholders of the Company owned five percent (5%) of the total issued shares. Virtually all of the Company's consolidated activities are conducted through its wholly owned subsidiary, AJOL.

           AJOL was incorporated in Japan in 1991. Through the operations of AJOL, the Company is primarily engaged in sales in Japan of multi-functional telecommunications equipment called MOJICO and the sale of an on-line network service called Pan Pacific Online, through which subscribers communicate using the MOJICO equipment. The Company has no sales in the United States. The Company does not engage in any manufacturing activities, and all of the MOJICO equipment is manufactured exclusively for the Company by vendors located primarily in Japan. The MOJICO equipment is currently in its fourth generation of technology and combines certain attributes of a telephone and fax machine with a liquid crystal display screen. The MOJICO equipment is paper based in that it allows users to transmit hand written communication to other subscribers. The Company believes that the transmission of hand-written communication is important and accepted in Japan because of the use of KANJI symbols and characters whose meanings vary by the manner in which the characters are physically written. See "Risk Factors For Investors."

           The Company's sources of revenue consist of sales of the MOJICO equipment, subscriber fees for use of the Pan Pacific Online service, and the sale of goods and services to Pan Pacific Online subscribers. An important goal of the Company is to increase the number of subscribers using the Pan Pacific Online Service by offering its paper based communication system to subscribers in countries other than Japan which utilize KANJI characters extensively and by integrating the MOJICO system with technologically competitive internet and cellular telephone technologies.

           AJOL is involved in providing information and mail order services for its members by a telecommunications infrastructure, as a base through its proprietary network terminal (SF-60),

           From a macro viewpoint, AJOL is involved in the Network Service Provider (NSP) industry. Within this industry categorization, the Internet has taken the lead. As a trend of the industry, the revenues derived has not exceeded the excessive plant-and-equipment investment required for the telecom infrastructure, high connection fees and subscriber acquisition costs. However,

AJOL offers its proprietary network service through its "handwritten database" using the Internet (OCN tie-up). Information dispatch can be performed in "handwriting" from the terminal of SF60 in which complicated operations are not required by the subscriber seeking access to the proprietary database. In addition, AJOL is not merely a network service provider enterprise. At the core of our corporate value is face to face interchange amongst our subscribers. AJOL holds approximately 500 meetings throughout Japan on an annual basis where its subscribers meet other subscribers. Within the background of AJOL's continued profitability in the turbulent NSP industry is its close interpersonal contact with its subscribers.]

BASIS OF PRESENTATION

           INACTIVE PERIODS. The Company was inactive as of September 30,1999, September 30, 2000 and September 30, 2001 and for the years then ended, with the exception of incurring immaterial administrative costs in each of those periods. The six month period ended March 31, 2002 was also inactive except for the certain professional fees and similar costs incurred in connection with the acquisition of AJOL which was effective April 1, 2002.

           ACQUISITION OF AJOL. Effective April 1, 2002, the Company acquired one hundred percent of the outstanding stock of AJOL. The transaction was accounted for as a purchase and constitutes an "Acquired Business" within the meaning of Rule 3-05. AJOL has historically reported its operations on the basis of a fiscal year ending March 31, and the Company has adopted March 31 as its fiscal year for consolidated financial reporting beginning effective March 31, 2002. AJOL maintains its records and prepares its financial statements in accordance with accounting principles generally accepted in Japan. Certain adjustments and reclassifications have been incorporated in the financial information presented to conform with accounting principles generally accepted in the United States, (i.e. "GAAP"). AJOL reports its operations as a single business segment.

           PRODUCT SALES, NETWORK SERVICES. Product sales, sales of Pan Pacific Online subscriptions and the grant of distributor licenses are considered a bundled transaction for revenue recognition purposes. Revenue recognition from the sale of products and online subscriptions is deferred and recognized over the expected service period of the contracts. Costs are similarly deferred and matched against the revenue as it is recognized. Revenue from other online products and goods sold by Pan Pacific Online is recognized at the time the goods and products are delivered to the customer. All reported revenue is earned by AJOL's activities in Japan. The retail price of a MOJICO unit was approximately $2,865 as of March 31, 2002. The average price for an annual subscription to Pan Pacific Online, exclusive of the cost of the MOJICO equipment was $75 for the year ended March 31, 2002. The Company anticipates that the average cost of the MOJICO equipment and Pan Pacific Online subscriptions will remain to be $2,865 and $75, respectively, for the foreseeable future. During the fiscal years ended March 31, 2002, 2001, and 2000, MOJICO unit sales were 35,210, 35,720, and 38,715.

           OTHER ON-LINE PRODUCTS. AJOL's has created a proprietary brand "Kamome" for use in the sale of products associated with AJOL. Kamome products may only be purchased by subscribers. The Kamome brand is granted to companies that sell products through a distribution agreement with AJOL, and which pass AJOL's quality control criteria. The Kamome brand is added to the selling company's existing brand, and products are sold with dual branding. Additionally, AJOL is using the Kamome brand as a private brand on a limited basis. Kamome products appear in catalogs which are distributed quarterly to subscribers and updated via the AJOL database system.

           COST OF SALES. Cost of sales are substantially comprised of the acquisition cost of products sold, and writeoffs of products considered to be slow moving or obsolete. They also include other costs that are considered to be cost of goods sold under generally accepted accounting principles.

           DISTRIBUTOR INCENTIVES. Distributor incentives are primarily comprised of commissions paid to its distributors. AJOL pays commissions at the rate of 76% of "commissionable sales" on the sale of all tangible products, but none on services on which AJOL receives commissions from the service providers. Commissionable sales do not reflect the purchase price paid by its purchaser. Rather, the commissionable sales amount is determined solely by AJOL for each product to yield AJOL an aggregate margin targeted at 23% of the purchase price paid by the purchaser, in the aggregate, after deducting commissions paid and cost of goods sold.

           Distributors earn commission income on the sale of all tangible AJOL products, but none on services. Distributors are not required to maintain inventories, and therefore are not at financial risk if they do not complete sales. Distributors accept orders for MOJICO hardware as well as Kamome products and submit the orders to AJOL for processing. AJOL fills the orders and allocates the commission among the applicable levels of the distributor network. Currently, fifty percent (50%) of the sales price of each MOJICO unit is paid to subscriber distributors based on a commission schedule, which spreads the payout among the various levels of the distributor network. For MOJICO unit sales, this equates to 76% of "commissionable sales" described in the previous paragraph. In addition, distributor incentives include assistance payments made to distributors who establish retail outlets referred to as "Cabins." Subscribers that are also distributors who sell AJOL products on a full time basis independently operate these "Cabins". AJOL does not grant any exclusive distribution rights based on geographic boundaries.

           SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses are comprised of payroll and related costs, marketing, public relations, meetings held for subscribers and prospective subscribers, depreciation and amortization, lease fees, telecommunications, and other operating expenses incurred in the ordinary course of the Company's business.

RESULTS OF OPERATIONS

           The table below sets forth certain statement of operations data as a percentage of total revenue for the years ended March 31, 2000, 2001 and 2002.

                                                    YEAR ENDED MARCH 31,

                                                 2000       2001         2002
                                                 ----       ----         ----

Revenue
Product Sales, Network Sales                       93.7%      90.9%      88.9%
Other On-Line Products                              6.3%       9.1%      11.1%
                                                  -----      -----      -----
      Total Revenue                               100.0%     100.0%     100.0%
                                                  -----      -----      -----

Cost of Sales and Expenses
Cost of Sales                                      23.3%      22.5%      24.5%
Distributor Incentives                             54.8%      53.6%      52.9%
Selling, General and Administrative                16.9%      19.1%      19.2%
                                                  -----      -----      -----
     Total Costs of Sales and Expenses             95.0%      95.2%      96.5%

Other Income (Expense)                              0.0%       0.2%       0.0%
                                                  -----      -----      -----

Income Before Taxes                                 5.0%       5.0%       3.5%
                                                  -----      -----      -----

Income Taxes                                        1.7%       2.9%       2.0%
                                                  -----      -----      -----

Net Income                                          3.3%       2.1%       1.5%
                                                  =====      =====      =====



THREE MONTHS ENDED JUNE 30, 2002 COMPARED TO THREE MONTHS ENDED JUNE 30, 2001

PRODUCT SALES AND NETWORK SERVICES. For the three months ended June 30, 2002, revenues increased 7.51% over the same period of the prior year. The increase reflects a sales campaign in May and June of 2002, unusually low performance in the prior year, reflecting the state of the economy in Japan, offset by the currency exchange rate. In Japanese yen terms, revenues increased by 18.45%, which may indicate that a turnaround in the Japanese economy may be under way.

OTHER ON-LINE PRODUCTS. Revenues from other on-line products increased 10.81% for the three months ended June 30, 2002 over the comparable period of the prior year and reflect the company's continuing shift of revenues from products with a higher gross margin. Measured in U.S. currency, sales of other on-line products increased by 22.08%.

COST OF SALES. For the three months ended June 30, 2002, cost of sales, expressed as a percentage of sales has declined by .89% vs. the same period of the prior year and reflects the continuing shift of emphasis of revenues to Kamome brand products.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. For the three months ended June 30, 2002, expenses were higher than the comparable period in 2001 by 3.77%. This was primarily attributable to the Company holding more promotional meetings for current and prospective members, increased distributor expenses, and offset by the currency exchange rate. In local currency terms, selling, general and administrative expenses increased by 14.32%.

THREE MONTHS ENDED JUNE 30, 2001 COMPARED TO THREE MONTHS ENDED JUNE 30, 2000

PRODUCT SALES AND NETWORK SERVICES. For the three months ended June 30, 2001, product sales and network services revenue declined 17.13% as compared to the comparable period of 2000. This was a result of large shipments in March 2001 impacting sales in the following period due to a sales campaign in February and March of 2001 with the introduction of the new SF-60 MOJICO unit in March 2001. The remaining difference is attributable to currency exchange rate. In local currency terms, sales declined by 12.01%.

OTHER ON-LINE PRODUCTS. Revenues from other on-line products increased 15.73% for the three months ended June 30, 2001 over the comparable period of the prior year and reflect the company's continuing shift of revenues from products with a higher gross margin. In local currency terms, sales of other on-line products increased by 22.88%.

COST OF SALES. For the three months ended June 30, 2001, cost of sales, expressed as a percentage of sales has increased by 0.63% vs. the same period of the prior year and reflects the shift of emphasis of revenues to Kamome brand products.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. The 8.18% decline for the three months ended June 30, 2001 over the comparable period of the prior year are primarily due to a reduction in computer software amortization expenses and currency exchange rate. Without the changes in the currency exchange rate, the decline would have been 3.32%.

YEAR ENDED MARCH 31, 2002 COMPARED TO YEAR ENDED MARCH 31, 2001

PRODUCT SALES AND NETWORK SERVICES. For the year ended March 31, 2002, revenues declined 16.37% from the prior year due primarily to the state of the Japanese economy. The decline was exacerbated by the negative impact of the currency exchange rate as MOJICO unit sales declined by only 3.38% from 35,720 to 34,510.

OTHER ON-LINE PRODUCTS. Despite the decline in MOJICO product and network services revenues, revenues from other on-line products increased 4.15% for the year ended June 30, 2002 over the comparable period of the prior year and reflects the company's continuing shift of revenues from products with a higher gross margin. In local currency terms, sales of other on-line products increased by 17.71%.

COST OF SALES. For the year ended March 31, 2002, cost of sales, expressed as a percentage of sales increased by 2.04% vs. the same period of the prior year. The primary cause is the writeoff of $855,000 in the SF-50 MOJICO units inventories due to the introduction of the newer and improved SF-60 model.

DISTRIBUTOR INCENTIVES. For the year ended years ended March 31, 2002, distributor incentives declined was 15.67% as compared to the 3.81% decline in revenue over the same period. Management attributes this difference to their aggregate target in line with the decrease in sales and are substantially in line with the decline in total revenues by 14.50%. The difference is attributable to service revenues in which distributor incentives are not paid.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. The decline of 14.17% in expenses for the year ended March 31, 2002 over the comparable period of the prior year is attributable to management staying focused to reduce expenses. Concurrently, the Company has used such reductions in expenses to hold more meetings for current and prospective members. The meetings are held, in part, as an investment in the future and thus the curtailment of meetings in times of weak economy will have a negative impact on the future growth of the company. Thus, meetings held during the year ended March 31, 2002 exceeded the number held in the prior year. Management is constantly evaluating its investment in the future against its current profitability. In local currency terms, selling, general and administrative expenses declined by 2.99%.

OTHER EXPENSES, NET. During the year ended March 31, 2002, other expenses, net had a change of approximately $360,000 over the prior year from other income, net of approximately $313,425 to other expense, net of $44,226. The primary cause of this change was a reduction in the amount of cash receipts from unidentifiable sources for the purchase of Kamome products. In Japan, payments are primarily received via direct wire transfers to the remittee's bank account and not by check or credit cards as in the United States. When the corresponding documentation is separately received, the Company matches it to the appropriate remittance advice from the bank and arranges for the shipment of the related merchandise. The Company waits for a period of four months for the corresponding documentation to be received. After the passage of four months, such unidentified cash receipts are booked to other income. While the Company would honor subsequent receipt of the corresponding documentation, it has been extremely rare for the Company to receive corresponding documentation after three months. Management attributes the decline in such cash receipts during the past year to the simplification of the corresponding documentation required by the remitter.

INCOME TAXES. Income taxes, expressed as a percentage of income before income taxes has increased to 61.87% for the year ended March 31, 2002 as compared to the prior year's 58.20% primarily from the non-deductible expenses associated with the Company holding more promotional meetings for current and prospective members. In local currency terms, this rate would have increased to 57.29% from 48.92%.

YEAR ENDED MARCH 31, 2001 COMPARED TO YEAR ENDED MARCH 31, 2000

PRODUCT SALES AND NETWORK SERVICES. For the year ended March 31, 2001, revenues declined 6.65% from the prior year due primarily to the state of the Japanese economy that continued into 2002. The decline was mitigated by 1.09% from the positive impact of the currency exchange rate as observed by MOJICO unit sales, which by 7.74% from 38,715 to 35,720.

OTHER ON-LINE PRODUCTS. Despite the decline in MOJICO product and network services revenues, revenues from other on-line products increased 38.10% for the year ended March 31, 2001 over the comparable period of the prior year and reflects the company's continuing shift of revenues from products with a higher gross margin. In local currency terms, sales of other on-line products increased by 37.52%.

COST OF SALES. For the year ended March 31, 2001, cost of sales, expressed as a percentage of sales declined by 0.79% vs. the same period of the prior year. Management attributes the decline to revenue mix to higher gross profit percentage items.

DISTRIBUTOR INCENTIVES. For the year ended March 31, 2001, distributor incentives decreased 5.94% while decrease in sales were 3.81%. The difference is attributable to revenues for which the amount of "commissionable sales" [see "Distributor Incentives" under Basis of Presentation above] was lower than in the prior year.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. The increase of 8.77% in expenses for the year ended March 31, 2001 over the comparable period of the prior year is attributable to holding more meetings for current and prospective members. The meetings are held, in part, as an investment in the future and thus the curtailment of meetings in times of weak economy will have a negative impact on the future growth of the company. Thus, more meetings were held in the year ended March 31, 2001 compared to the prior year. In local currency terms, selling, general and administrative expenses increased by 8.32%.

OTHER INCOME, NET. The increase in other income, net for the year ended March 31, 2001 over the comparable period of the prior year is primarily attributable to (1) reduction in disposal of supplies due to changes in government imposed regulations of approximately $110,000, (2) reduction in net interest expense of approximately $72,000, and (3) increase in cash receipts from unidentifiable sources. [See other expense, net under Year ended March 31, 2002 compared to Year ended March 31, 2001 above.]

INCOME TAXES. Income taxes, expressed as a percentage of income before income taxes has increased to 58.20% for the year ended March 31, 2001 as compared to the prior year's 34.83% primarily from the non-deductible expenses associated with the Company holding more promotional meetings for current and prospective members and was exacerbated by the currency exchange rate. In local currency terms, this rate would have increased to 48.92% from 44.99%.

LIQUIDITY AND CAPITAL RESOURCES

           Cash and cash equivalents totaled 1.55 billion (US$11.72 million) at March 31, 2002, an increase of 183.1 million yen (US$802,233) and decrease of
443.5 million yen (US$899,659), 2001 and 2000, respectively. Cash provided from operations during 2002 was 665.1 million yen (US$5,300,000) during 2002, compared with 1,073 million yen (US$9,700,000) and 517,000,000 million yen (US$4,700,000), in 2001 and 2000, respectively. The Company currently has available a 300 million yen (US$2.26 million) revolving bank credit facility that is generally used to finance temporary operating cash requirements. Management believes that cash flow from operations and the revolving credit facility will adequately meet its working capital needs for the foreseeable future.

NEW FINANCIAL ACCOUNTING PRONOUNCEMENTS

           In July 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets will remain on the balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write downs may be necessary. The Company adopted SFAS No. 141 on July 1, 2001 with no material impact to the Company's financial position or results of operations.

           In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company implemented SFAS No. 142 on April 1, 2001 with no material impact to the Company's financial position or results of operations.

           In October 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires companies to record the fair value of a liability for asset retirement obligations in the period in which they are incurred. The statement applies to a company's legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, and development or through the normal operation of a long-lived asset. When a liability is initially recorded, the company would capitalize the cost, thereby increasing the carrying amount of the related asset. The capitalized asset retirement cost is depreciated over the life of the respective asset while the liability is accreted to its present value. Upon settlement of the liability, the obligation is settled at its recorded amount or the company incurs a gain or loss. The statement is effective for fiscal years beginning after June 30, 2002. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

           In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Statement 144 addresses the accounting and reporting for the impairment or disposal of long-lived assets. The statement provides a single accounting model for long-lived assets to be disposed of. New criteria must be met to classify the asset as an asset held-for-sale. This statement also focuses on reporting the effects of a disposal of a segment of a business. This statement is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

           In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" and FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

ITEM 3:    PROPERTIES

           The Company leases a 1,793 square foot office suite located at One City Boulevard West, Suite 870, Orange, CA 92868. The lease commenced October 1, 2002 and expires September 30, 2004. The lease does not provide for options to extend or renew the lease.

           The Company also leases one floor, comprising approximately 10,623 square feet, located in the Oval Building in Tokyo, Japan, from its parent company, Forval Corporation. This facility is utilized as AJOL's headquarters. The lease commenced April 1, 2002 and expires March 31, 2004. The lease is cancelable with six months notice.

           The Company also leases one floor, comprising approximately 1,497 square feet, located in the Shibuya Yasuda Building in Tokyo, Japan. This facility is utilized by AJOL's finance and accounting department. The lease commenced on February 1, 2001 and expires on March 1, 2003. The lease is cancelable with six months notice.

ITEM 4:    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

           A.        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

           PPOL has issued and outstanding only one class of capital stock (I.E., common stock). The following tables discloses information regarding the beneficial ownership of the Company's common stock as of August 15, 2002 by each person who is known by the Company to beneficially own more than five percent of the Company's capital stock.

                                  COMMON STOCK

                                      NUMBER OF SHARES OF         PERCENT
                                         COMMON STOCK               OF
NAME AND ADDRESS OF OWNER            BENEFICIALLY OWNED(5)         CLASS
-------------------------           ---------------------         -------

Forval Corporation
JBP Oval Building
Jingu-mae 5-52-2, Shibuya-ku
Tokyo 150-0001, Japan                    10,647,594                  59.17%

Leo Global Fund
Sogo Hirakawa-cho Building 10F
4-12, Hirakawa-cho 1-chome
Chiyoda, Tokyo 102-0093, Japan            6,447,580                  35.83%


-------------
(5) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The owners listed above have sole voting and investment power of the shares beneficially owned by them.

           B.        SECURITY OWNERSHIP OF MANAGEMENT

           The following table discloses information regarding the beneficial ownership of the Company's common stock, as of August 15, 2002, by the directors and executive officers of PPOL.

                                  COMMON STOCK

                                   NUMBER OF SHARES OF           PERCENT
                                     COMMON STOCK                  OF
NAME AND ADDRESS OF OWNER         BENEFICIALLY OWNED(6)           CLASS
-------------------------        ----------------------          -------

Nobuo Takada, 10th floor,
Sogo Hirakawa-cho Building,
1-4-12 Hirakwa-cho,
Chiyoda-ku,
Tokyo, Japan 102-0093                  6,447,580                 35.83%(7)

Yoshihiro Aota, 6th floor,
Oval Building, 5-52-2
Jingu-mae, Shibuya-ku,
Tokyo, Japan 150-0001                          0                     0%

Kazushige Shimizu, 6th floor,
Oval Building, 5-52-2
Jingu-mae, Shibuya-ku,
Tokyo, Japan 150-0001                          0                     0%(8)





ITEM 5:    DIRECTORS AND EXECUTIVE OFFICERS

A.         PPOL'S DIRECTORS AND EXECUTIVE OFFICERS

           PPOL's directors and executive officers are comprised of the following persons:

        NAME               AGE                         POSITION
        ----               ---                         --------

Nobuo Takada                54          Chairman of the Board, Chief Executive
                                                        Officer
Yoshihiro Aota              57          Director, President and Chief Operating
                                                        Officer
Kazushige Shimizu           57           Director, Chief Financial Officer and
                                                       Secretary

---------------
(6) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. The owners listed above have sole voting and investment power of the shares beneficially owned by them.

(7) Includes 6,447,580 shares owned by Leo Global Fund for which Mr. Nobuo Takada serves as its Chief Executive Officer.

(8) Does not include 10,647,597 shares owned by the Forval Corporation for which Mr. Kazushige Shimizu serves as a Director.

(i)        Terms of Office

           The three PPOL directors listed above each began their term of office on August 15, 2002. According to PPOL's bylaws, their terms of office extend to the next annual shareholders meeting of PPOL, to be held in or about July, 2003.

B.         PPOL'S SUBSIDIARY'S (AJOL) DIRECTORS AND EXECUTIVE OFFICERS

      NAME                     AGE                         POSITION
      ----                     ---                         --------

Yoshihiro Aota                  57               President & CEO and Director
Manabu Nakamura                 54                         Director
Masao Yamamoto                  53                         Director

           (1)       Business Experience

NOBUO TAKADA,

           Chairman of the Board and Chief Executive Officer of PPOL holds a B.S. in Economics from Doshisha University and a MBA from Indiana University. Mr. Takada joined Daiwa Securities in 1970 as a staff analyst in the Research department and has held various positions in research, corporate finance, trading and information systems at Daiwa Securities offices in Kyoto, Tokyo, and Geneva, Switzerland. In 1992, Mr. Takada founded Aston Holdings, an investment firm in Tokyo, Japan. In 1996, Mr. Takada formed Boston Advisory Services, an investment advisory firm in Tokyo, Japan, where he currently serves as its CEO. Mr. Takada is the CEO of Leo Global Fund, which holds 35.83% of the Company's common shares. [See - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.]

YOSHIHIRO AOTA,

           Director, President and Chief Operating Officer of PPOL and President & CEO and Director of AJOL. Mr. Aota holds a Bachelor of Science degree from Tokyo University. From 1987 to 1991 Mr. Aota held the following positions with Katena Corporation, a Japan corporation: Head, Business Planning (1987-1988); Managing Director, Business Planning (1988-1989); and Managing Director, Business Administration (1989-1991). From 1991 to 1994 Mr. Aota then held the following positions with Forval Corporation, the parent company of PPOL:
Director, Business Strategy (Jan. 1991 - Jun. 1991); Director, PC Business (1991-1993); and Director, NW Business (1993-1994). Mr. Aota has been the President and a director of AJOL since October, 1994.

KAZUSHIGE SHIMIZU,

           Director, Chief Financial Officer and Secretary of PPOL, graduated from Tohoku Gakuin University with a B.S. in Economics in 1968. From 1968 to 1982, Mr. Shimizu worked in the accounting department of Niigata Transport Co., Ltd. In 1982, Mr. Shimizu became a Section Chief, Accounting Manager at Emplas Corporation, and held that position until 1990, when he became the Assistant General Manager, Accounting Department of Forval Co., Ltd. Mr. Shimizu has held various management positions with Forval Co., Ltd. in accounting, finance, administration and became a director in 1995. In 2001, Mr. Shimizu became the President of Forval Lanaissance, a wholly owned subsidiary of Forval Co., Ltd.

MANUBU NAKAMURA,

           Director of AJOL, holds a Bachelor of Political Science degree from Seikei University. Mr. Nakamura has served as a director of AJOL since March 2000. From 1992 until 1995 Mr. Nakamura served as Managing Director of Drug Ando Corporation, a Japan corporation. Mr. Nakamura joined AJOL in June 1995 as general manager of the Sales department and was transferred to the Business Operations department as its general manager in March 1996. In October 1999, he became the general manager of the Customer Center department. In March 2000, he was appointed Director, and retained his position as general manager of the Customer Center department.

MASAO YAMAMOTO,

           Director of AJOL, graduated from Koganei Industrial High School in 1968. From 1993 to 1996 Mr. Yamamoto served as Director, Accounting, Educational Affairs for Area-Promotional Educational Corporation, a Japan corporation. Mr. Yamamoto has been an employee of AJOL since February 1996. In March, 1996, he became the general manager of the Accounting department and was transferred to the Business Planning department as its general manager In March, 2000 he was appointed Director, and retained his position as general manager of the Business Planning department. (See Exhibit N)

           (2)       Directorships

           Mr. Takada serves as Managing Director of Boston Advisory Services Co., Ltd. and CEO of Leo Global Fund; Mr. Shimizu serves as a Director of Forval Corporation, PPOL's majority shareholder, President of Forval LaNaissance Co., Ltd., a wholly owned subsidiary of Forval Corporation, and a Director of Five Eyes Network, Inc., a 28.57% owned affiliate of Forval.

           (3)       Involvement in Certain Legal Proceedings

           NONE.

ITEM 6:    EXECUTIVE COMPENSATION

A.         PPOL

           Up to and including PPOL's last fiscal year ending September 30, 2001, no executive officer of PPOL has received any compensation.

B.         AJOL

                           SUMMARY COMPENSATION TABLE


      NAME AND POSITION           YEAR               SALARY                     BONUS                       TOTAL
      -----------------           ----               ------                     -----                       -----

                                           (Y)JPN          $US(9)        (Y)JPN         $US(9)       (Y)JPN             $US(9)
                                          (THOUSANDS)                 (THOUSANDS)                 (THOUSANDS)
Yoshihiro Aota, President and     2002      19,700        $157,807       27,000       $216,283       46,700          $374,090
CEO, and Director                 2001      18,000        $162,969       19,000       $172,022       37,000          $334,991
                                  2000      18,000        $162,292            0       $      0       18,000          $162,292

Manabu Nakamura, Director         2002      12,292        $ 98,465       4,000        $ 32,042       16,292          $130,507
                                  2001      12,108        $109,624       4,426        $ 40,072       16,534          $149,698
                                  2000       7,430        $ 66,991       5,539        $ 49,941       12,968          $116,932

Masao Yamamoto, Director          2002      12,352        $ 98,946       4,000        $ 32,043       16,352          $130,988
                                  2001      12,128        $109.805       3,906        $ 35,364       16,034          $145,169
                                  2000       7,261        $ 65,467       7,064        $ 63,691       14,325          $129,158

Tetsushi Nishikawa, Manager       2002       5,820        $ 46,621       5,096        $ 40,821       10,916          $ 87,442
                                  2001       5,269        $ 47,705       5,199        $ 47,071       10,468          $ 99,775
                                  2000       4,917        $ 44,333       6,722        $ 60,607       11,639          $104,940

Yuji Kamata, Manager              2002       5,531        $ 44,306       4,751        $ 38,058       10,282          $ 82,364
                                  2001       5,213        $ 47,198       7,049        $ 63,820       12,263          $111,018
                                  2000       5,057         $45,598       5.766        $ 51,988       10,823          $ 97,583


ITEM 7:    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

A.         TRANSACTIONS WITH MANAGEMENT AND OTHERS

           AJOL, the Company's wholly-owned subsidiary, subleases office space from Forval Corporation, the Company's majority shareholder. AJOL pays rent to Forval Corporation in the amount of approximately $48,000 per month pursuant to a lease which commenced April 1, 2002, and expires March 31, 2004. The lease covers approximately 10,623 square feet of space. AJOL believes that the lease rate is equal to fair rental value of the space.

--------------
(9) Salaries and bonuses are paid by AJOL in Japanese yen. The figures in this table have been converted into US dollars by applying the fiscal year's average exchange rate of each respective fiscal year. These exchange rates are the following: for 2002, 1 $US = 124.84(Y)JPN: for 2001, 1 $US = 110.45(Y)JPN: and for 2000 1 $US = 110.91(Y)JAP

           See also Item 10 Below -- Recent Sales of Unregistered Securities.

B.         CERTAIN BUSINESS RELATIONSHIPS

           NONE

ITEM 8:    LEGAL PROCEEDINGS

           None.

ITEM 9: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

A.         MARKET INFORMATION

           There is no public trading market for PPOL's securities. PPOL intends to apply for inclusion of its common shares on the Over the Counter Electronic Bulletin Board. However, there can be no assurances that an active trading market will develop, even if the securities are accepted for quotation. Quotations on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. There are also no outstanding securities convertible into PPOL common stock, nor are there any outstanding options or warrants to purchase PPOL's common stock.

           Holders of PPOL's common stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. PPOL does not anticipate the declaration or payment of any dividends in the foreseeable future.

           PPOL intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, PPOL's financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

           PPOL registrar and transfer agent is U.S. Stock Transfer Corporation, Glendale, California.

B.         HOLDERS

           As of the date of this registration statement, there are approximately 2,500 record holders of PPOL's common stock.

C.         DIVIDENDS

           PPOL has not paid any cash or other dividends on its common stock since its inception.

ITEM 10:   RECENT SALES OF UNREGISTERED SECURITIES

           Effective March 31, 2002, PPOL, Inc. issued a total of 17,095,174 shares of common stock (representing 95% of the PPOL common stock immediately after the transaction) in exchange for all 7,000 of the issued and outstanding shares of AJOL, Co. Ltd., a Japan corporation ("AJOL"). In this transaction, PPOL issued 10,647,594 shares to Forval Corporation, a Japan corporation in exchange for Forval's 5,000 shares of AJOL stock, and 6,447,580 shares to Leo Global Fund, a Cayman Islands Fund, in exchange for the remaining 2,000 shares of AJOL stock owned by Leo.

           This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder. Both Forval and Leo qualified as "accredited investors" as per Rule 501(a) of the Securities Act of 1933, as amended, and neither received any general solicitation in regard to the sale.

ITEM 11:   DESCRIPTION OF PPOL'S SECURITIES TO BE REGISTERED

                                  COMMON STOCK

           PPOL is authorized to issue 100,000,000 shares of common stock. As of the date of this Form 10 Registration Statement, 18,294,965 shares of PPOL common stock are issued and outstanding. All the common stock is fully paid and non-assessable.

           Each outstanding share of common stock is entitled to one vote per share on each matter submitted to a vote at a meeting of the shareholders. Each shareholder may exercise such vote either in person or by proxy. Shareholders are entitled to cumulate their votes in the election of directors in accordance with Sections 301.5 and 708 of the California Corporations Code. A majority vote is sufficient for most actions requiring the vote or concurrence of shareholders. Two (2) of PPOL's shareholders own directly approximately 95% of PPOL's capital stock. As such, these shareholders will be in a position to constitute a majority of the shareholders at any vote of shareholders including the election of directors.

           There are no preemptive or subscription or other preferential or conversion rights to purchase additional shares of PPOL's common stock. Upon liquidation, dissolution or winding up of PPOL, the holders of the common stock are entitled to receive, pro rata, the assets of PPOL which are legally available for distribution to shareholders subject to the prior liquidation rights of creditors.

           (i) Modification of Shareholder Rights Other Than By Vote of Shareholders

           The bylaws of PPOL provide that the board of directors may adopt, amend, or repeal any bylaw other than a bylaw (or amendment) changing the authorized number of directors.

ITEM 12:   INDEMNIFICATION OF DIRECTORS AND OFFICERS

           PPOL's bylaws provide that PPOL shall have the authority to indemnify its directors and officers to the full extent permitted by Section 317 of the California Corporations Code. In addition, the bylaws permit the corporation, upon a determination of the board of directors, to purchase and maintain insurance on behalf of the directors and officers of PPOL against any liability arising out of their status as directors and officers. Such insurance may be purchased and maintained even if PPOL would not have the authority to indemnify the officer or director.

ITEM 13:   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

           PPOL's financial statements are included in a separate section of this Form 10 following Item 15, below.

ITEM 14: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

           None.

ITEM 15:   FINANCIAL STATEMENTS AND EXHIBITS

           (a)       Financial Statements (Attached).

                     (i) PPOL audited financial statements for the years ended March 31, 2002, 2001 and 2000;

                     (ii) PPOL financial statements (unaudited) for the three (3) months ended June 30, 2002, 2001 and 2000;

                     (iii) Diversified Strategies, Inc. audited financial statements for the six (6) months ended March 31, 2002 and for the years ended September 30, 2001, 2000 and 1999.

           (b)       Exhibits (Attached).

                     2.0    Stock Purchase and Business Combination Agreement
                     3.1    Articles of Incorporation and Amendments thereto
                     3.2    Bylaws
                     10.1   Yamamoto Employment Contract
                     10.2   Nakamura Employment Contract
                     10.3   Nishikawa Employment Contract
                     10.4   Kanazawa Employment Contract
                     10.5   Kamada Employment Contract
                     10.6   Consulting Services Agreement between PPOL, Inc. and
                            ECO2, LLC dated September 25, 2002
                     21     Subsidiaries of PPOL

                                   SIGNATURES

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                PPOL, Inc.,
                                                a California corporation




Date: NOVEMBER 1, 2002                          By: /S/ NOBUO TAKADA
                                                    ----------------------------
                                                    Nobuo Takada,
                                                    Chief Executive Officer

                                   PPOL, INC.

                              FINANCIAL STATEMENTS

                    YEARS ENDED MARCH 31, 2002, 2001 AND 2000







                                    CONTENTS

                                                                     PAGE

INDEPENDENT AUDITORS' REPORT                                          F-1

FINANCIAL STATEMENTS:
  Balance Sheets                                                      F-2
  Statements of Income and Comprehensive Income                       F-3
  Statement of Shareholders' Equity                                   F-4
  Statements of Cash Flows                                            F-5
  Notes to Financial Statements                                   F-6 - F-13

                            STONEFIELD
                               JOSEPHSON, Inc.







                          INDEPENDENT AUDITORS' REPORT


Board of Directors
PPOL, Inc.:

We have audited the accompanying balance sheets of PPOL, Inc. (formerly Diversified Strategies, Inc.) as of March 31, 2002 and 2001, and the related statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.




/s/ Stonefield Josephson, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

Santa Monica, California
June 27, 2002



                                   PPOL, INC.

                                 BALANCE SHEETS


                                         ASSETS
                                                             March 31,       March 31,
                                                               2002            2001
                                                               ----            ----

CURRENT ASSETS:
  Cash and cash equivalents                                $ 11,716,893    $ 10,914,661
  Trade accounts receivable, net of allowance for
    doubtful accounts of $7,000 and $5,000                    2,390,823         997,367
  Inventories                                                 1,077,047       3,073,533
  Advance payments to related parties                         1,987,008       3,082,459
  Deferred costs                                             12,332,908      10,218,945
  Deferred income taxes                                       2,591,742       2,111,153
  Prepaid expenses and other                                    354,514         150,236
                                                           ------------    ------------

          Total current assets                               32,450,935      30,548,354

PROPERTY AND EQUIPMENT, NET                                   6,927,851       7,492,863
DEFERRED INCOME TAXES                                           764,489         920,186
LEASE DEPOSITS, RELATED PARTIES                                 540,246       1,145,820
OTHER ASSETS                                                    925,701         937,752
                                                           ------------    ------------

                                                           $ 41,609,222    $ 41,044,975
                                                           ============    ============


                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable, including related parties              $ 12,731,466    $ 14,902,892
  Advances received                                           2,342,533       2,442,322
  Deferred revenue                                           16,530,850      14,046,567
  Income taxes payable                                        1,458,752       1,906,151
  Other current liabilities                                   1,899,017       1,578,701
                                                           ------------    ------------

          Total current liabilities                          34,962,618      34,876,633
                                                           ------------    ------------

SHAREHOLDERS' EQUITY:
  Common stock; $0.001 par value; 100,000,000 shares
    authorized; 17,095,174 shares issued and outstanding         17,095          17,095
  Additional paid-in capital                                  3,392,605       3,392,605
  Total other comprehensive loss                             (1,762,118)     (1,575,995)
  Retained earnings                                           4,999,022       4,334,637
                                                           ------------    ------------

          Total shareholders' equity                          6,646,604       6,168,342
                                                           ------------    ------------

                                                           $ 41,609,222    $ 41,044,975
                                                           ============    ============



      See independent auditors' report and the accompanying notes to these financial statements.



                                   PPOL, INC.

                  STATEMENTS OF INCOME AND COMPREHENSIVE INCOME





                                               YEAR ENDED       YEAR ENDED       YEAR ENDED
                                             MARCH 31, 2002   MARCH 31, 2001   MARCH 31, 2000
                                             --------------   --------------   --------------

NET REVENUE:
  Product sales and network services         $ 108,404,000    $ 129,625,356    $ 138,854,650
  Other on-line services                        13,537,233       12,998,275        9,412,437
                                             -------------    -------------    -------------

          Total                                121,941,233      142,623,631      148,267,087
                                             -------------    -------------    -------------

COSTS AND EXPENSES:
  Cost of sales                                 29,924,292       32,093,162       34,535,423
  Distributor incentives                        64,447,604       76,421,542       81,248,805
  Selling, general and administrative
    expenses                                    23,356,432       27,212,729       25,018,515
                                             -------------    -------------    -------------

          Total costs and expenses             117,728,328      135,727,433      140,802,743
                                             -------------    -------------    -------------

OPERATING INCOME                                 4,212,905        6,896,198        7,464,344
                                             -------------    -------------    -------------

OTHER INCOME (EXPENSE):
  Interest expense                                  (8,155)            --            (71,571)
  Other income (expense), net                      (36,071)         313,425          124,947
                                             -------------    -------------    -------------

          Other income (expense), net              (44,226)         313,425           53,376
                                             -------------    -------------    -------------

INCOME BEFORE INCOME TAXES                       4,168,679        7,209,623        7,517,720
                                             -------------    -------------    -------------

INCOME TAXES:
  Current                                        2,903,977        3,633,349        2,816,402
  Deferred                                        (324,894)         562,621         (198,234)
                                             -------------    -------------    -------------

          Total income taxes                     2,579,083        4,195,970        2,618,168
                                             -------------    -------------    -------------

NET INCOME                                       1,589,596        3,013,653        4,899,552

OTHER COMPREHENSIVE LOSS -
   cumulative foreign currency translation        (186,123)        (501,506)      (1,074,489)
                                             -------------    -------------    -------------

COMPREHENSIVE INCOME                         $   1,403,473    $   2,512,147    $   3,825,063
                                             =============    =============    =============

NET INCOME PER COMMON SHARE,
  Basic and diluted                          $        0.09    $        0.18    $        0.29
                                             =============    =============    =============

WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING -
  basic and diluted                             17,095,174       17,095,174       17,095,174
                                             =============    =============    =============



      See independent auditors' report and the accompanying notes to these financial statements.


                                   PPOL, INC.

                        STATEMENT OF SHAREHOLDERS' EQUITY




                                    COMMON STOCK         ADDITIONAL   CUMULATIVE OTHER                  TOTAL
                                    ------------          PAID-IN       COMPREHENSIVE   RETAINED      SHAREHOLDERS'
                              SHARES         AMOUNT       CAPITAL          LOSS         EARNINGS        EQUITY
                              ------         ------       -------          ----         --------        ------

Balance, March 31, 1999    17,095,174    $    17,095    $ 3,392,605    $      --      $(2,627,918)   $   781,782

Cumulative foreign
  currency translation
  adjustment                                                            (1,074,489)                   (1,074,489)
Net income                       --             --             --                       4,899,552      4,899,552
                          -----------    -----------    -----------    -----------    -----------    -----------

Balance, March 31, 2000    17,095,174         17,095      3,392,605     (1,074,489)     2,271,634      4,606,845

Cumulative foreign
  currency translation
  adjustment                                                              (501,506)                     (501,506)
Dividends paid                   --             --             --             --         (950,650)      (950,650)
Net income                                                                              3,013,653      3,013,653
                          -----------    -----------    -----------    -----------    -----------    -----------

Balance, March 31, 2001    17,095,174         17,095      3,392,605     (1,575,995)     4,334,637      6,168,342

Cumulative foreign
  currency translation
  adjustment                                                              (186,123)                     (186,123)
Dividends paid                   --                                                      (925,211)      (925,211)
Net income                                                                              1,589,596      1,589,596
                          -----------    -----------    -----------    -----------    -----------    -----------

Balance, March 31, 2002    17,095,174    $    17,095    $ 3,392,605    $(1,762,118)   $ 4,999,022    $ 6,646,604
                          ===========    ===========    ===========    ===========    ===========    ===========



      See independent auditors' report and the accompanying notes to these financial statements.



                                   PPOL, INC.

                            STATEMENTS OF CASH FLOWS



                                                                 YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                               MARCH 31, 2002  MARCH 31, 2001  MARCH 31, 2000
                                                               --------------  --------------  --------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
  Net income                                                  $  1,589,596    $  3,013,653    $  4,899,552
                                                              ------------    ------------    ------------

  ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
    PROVIDED BY OPERATING ACTIVITIES:
      Depreciation and amortization                              2,704,124       5,137,666       4,434,906
      Loss on sales/disposal of property and equipment, net        778,956         893,267         731,046
      Deferred income taxes                                        324,894         562,621        (198,234)

  CHANGES IN ASSETS AND LIABILITIES:
    (INCREASE) DECREASE IN ASSETS:
      Trade accounts receivables                                (1,536,427)      1,007,182        (630,875)
      Inventories                                                1,947,894      (1,334,577)      2,124,279
      Advance payments to related parties                          990,208      (3,504,929)           --
      Deferred costs                                            (2,820,893)       (255,861)        (73,464)
      Prepaid expenses and other                                  (225,463)        (92,955)         42,061

    INCREASE (DECREASE) IN LIABILITIES:
      Accounts payable, including related parties               (1,467,890)      4,765,300      (6,636,725)
      Advances received                                             31,465        (347,648)       (155,584)
      Deferred revenue                                           3,429,735          83,594         667,211
      Income taxes payable                                        (367,986)        (80,235)      1,161,425
      Other current liabilities                                    599,249        (130,465)     (1,703,618)
                                                              ------------    ------------    ------------

          Total adjustments                                      3,738,078       6,702,960        (237,572)
                                                              ------------    ------------    ------------

          Net cash provided by operating activities              5,327,674       9,716,613       4,661,980
                                                              ------------    ------------    ------------

CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES:
  Purchase of property and equipment                            (3,427,638)     (6,956,124)     (1,717,286)
  Net decrease in lease deposits, related parties                  605,574         802,580            --
  Purchase of patent right from Forval                                --              --          (252,455)
  Other assets                                                    (113,818)       (254,924)        178,882
                                                              ------------    ------------    ------------

          Net cash used for investing activities                (2,935,882)     (6,408,468)     (1,790,859)
                                                              ------------    ------------    ------------

CASH FLOWS USED FOR FINANCING ACTIVITIES:
  Net decrease in short-term borrowings                               --              --        (5,860,554)
  Dividends paid                                                  (925,211)       (950,650)           --
                                                              ------------    ------------    ------------

          Net cash used for financing activities                  (925,211)       (950,650)     (5,860,554)
                                                              ------------    ------------    ------------

EFFECTS OF EXCHANGE RATE                                          (664,349)     (2,260,068)        805,867
                                                              ------------    ------------    ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               802,232          97,427      (2,183,566)
CASH AND CASH EQUIVALENTS, beginning of year                    10,914,661      10,817,234      13,000,800
                                                              ------------    ------------    ------------

CASH AND CASH EQUIVALENTS, end of year                        $ 11,716,893    $ 10,914,661    $ 10,817,234
                                                              ============    ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid                                               $      5,375    $       --      $     71,562
                                                              ============    ============    ============
  Income taxes paid                                           $  3,271,971    $  3,713,574    $  1,654,975
                                                              ============    ============    ============



      See independent auditors' report and the accompanying notes to these financial statements.

                                   PPOL, INC.

                          NOTES TO FINANCIAL STATEMENTS

                    YEARS ENDED MARCH 31, 2002, 2001 AND 2000



(1)        ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:



           ORGANIZATION:



                     PPOL, Inc. ("PPOL" or the "Company") (formerly Diversified Strategies, Inc.), incorporated on May 19, 1993 in California, is primarily engaged in sales of multi-functional telecommunications equipment called MOJICO. The Company distributes MOJICO throughout Japan through a network marketing system. The Company has a network of registered distributors located throughout Japan that introduce purchasers to the Company. The Company operates in one operating segment.

                     Using MOJICO, the Company provides original telecommunication services called "Pan Pacific Online," including MOJICO bulletin board and mail services. The Company also provides various other on-line services through Pan Pacific Online such as ticket and mail-order services. These sales and services are provided in Japan.

                     On August 15, 2002, the Company amended its articles of incorporation to increase its authorized shares of common stock from 10,000,000 to 100,000,000, change its name to PPOL, Inc. and effected a 7 to 1 reverse stock split. All share data presented in these financial statements have been affected for the reverse stock split.

                     Effective April 1, 2002, AJOL Co., LTD. ("AJOL") was acquired by PPOL in a transaction accounted for as a reverse merger. The Company upon closing the transaction on August 15, 2002, issued 899,746 shares of its common stock for all of the issued and outstanding common stock of AJOL. Prior to the merger PPOL had no business activity. For accounting purposes, AJOL has been treated as the acquirer and accordingly, AJOL is presented as the continuing entity, and the historical financial statements are those of AJOL. AJOL and PPOL are collectively referred to as the "Company."

           BASIS OF PRESENTATION:

                     The Company maintains its records and prepares its financial statements in accordance with accounting principles generally accepted in Japan. Certain adjustments and reclassifications have been incorporated in the accompanying financial statements to conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These adjustments were not recorded in the statutory books of account. The principal adjustments relate to accounting for: (1) revenue and related cost adjustment, (2) compensated absences and (3) deferred assets.


           USE OF ESTIMATES:

                     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

                                   PPOL, INC.

                    YEARS ENDED MARCH 31, 2002, 2001 AND 2000




(1)        ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

           FINANCIAL INSTRUMENTS:

                     The carrying amount of the Company's financial instruments, which include cash and cash equivalents, trade accounts receivable and accounts payable approximate their fair values as of March 31, 2002, 2001 and 2000.

           CASH AND CASH EQUIVALENTS:

                     Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, those are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

           CONCENTRATION OF CREDIT RISK:

                     Financial instruments that potentially subject the Company to concentration of credit risk consist of trade receivables and cash and cash equivalents. The Company collects the significant portion of payments from the ultimate customers through major credit card and loan companies. One credit company comprised 35.4%, 20.1% and 48.6% of accounts receivable at March 31, 2002, 2001 and 2000, respectively. The Company maintains cash deposits with major banks. The Company periodically assesses the financial conditions of the institutions and believes that the risk of any loss is minimal.

           INVENTORIES:

                     Inventories, consisting of purchased merchandise for resale, are valued at the lower of cost (which is determined by the weighted average method) or market.

           PROPERTY AND EQUIPMENT:

                     Property and equipment are stated at cost. Depreciation is computed using a declining-balance method at rates based on the estimated useful lives of the related assets. The estimated useful lives for leasehold improvements range from 3 to 15 years, which approximates the life of the leases, while that for equipment was 3 years. Maintenance and repairs, including minor renewals and betterment, are expensed as incurred.

           SOFTWARE:

                     Software is being amortized on a straight-line basis principally over 3 years.

                                   PPOL, INC.

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                    YEARS ENDED MARCH 31, 2002, 2001 AND 2000






(1)        ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
                                                                      CONTINUED:


           IMPAIRMENT OF LONG-LIVED ASSETS:

                     In accordance with Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value of asset less cost to sell.

           REVENUE RECOGNITION:

                     Product sales, provision of Pan Pacific Online and grant of distributor license are considered as a bundled transaction for revenue recognition purpose. Revenue from these product sales and network service is recognized over the expected service period. The revenue and costs deferred for revenue recognition purpose are recorded as deferred revenue and deferred costs, respectively. Revenue from other on-line services provided through Pan Pacific Online is recognized upon the delivery of underlying products/services.

           STOCK-BASED COMPENSATION:

                     The Company accounts for its stock-based employee compensation plan using the intrinsic value method prescribed by Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and provides pro forma disclosures of net income and net income per share as if the fair value method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, had been applied in measuring compensation expense.

           RESEARCH AND DEVELOPMENT EXPENSE:

                     Research and development costs are charged to expense when incurred. Research and development expenses included in cost of sales for the years ended March 31, 2002, 2001 and 2000 approximated $1,543,861, $1,239,258 and $ 2,369,530, respectively.

           SHIPPING AND HANDLING COSTS:

                     Shipping and handling costs are included in selling, general and administrative expenses.

                                   PPOL, INC.

                    YEARS ENDED MARCH 31, 2002, 2001 AND 2000




(1)        ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
                                                                      CONTINUED:


           ADVERTISING COSTS:

                     Advertising costs are expensed as incurred. Advertising expenses for the years ended March 31, 2002, 2001 and 2000 amounted to $29,150, $485,212 and $2,659,050, respectively.

           INCOME TAXES:

                     Income taxes are provided based on the asset and liability method of accounting pursuant to SFAS No. 109, Accounting for Income Taxes. Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at year-end. These deferred taxes are measured by applying currently enacted tax laws.

           COMPREHENSIVE INCOME:

                     Comprehensive income for the Company for the years ended March 31, 2000, 2001 and 2002 was primarily from the effects of foreign currency translation adjustments.

           NET INCOME PER SHARE:

                     Basic net income per share ("EPS") is computed based upon the average number of shares of common stock outstanding during each period and diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

           RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

                     In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets will remain on the balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write downs may be necessary. The Company adopted SFAS No. 141 on July 1, 2001 with no material impact to the Company's financial position or results of operations.

                     In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company implemented SFAS No. 142 on April 1, 2001 with no material impact to the Company's financial position or results of operations.

                                   PPOL, INC.

                    YEARS ENDED MARCH 31, 2002, 2001 AND 2000




(1)        ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
                                                                      CONTINUED:


           RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS, CONTINUED:

                     In October 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires companies to record the fair value of a liability for asset retirement obligations in the period in which they are incurred. The statement applies to a company's legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, and development or through the normal operation of a long-lived asset. When a liability is initially recorded, the company would capitalize the cost, thereby increasing the carrying amount of the related asset. The capitalized asset retirement cost is depreciated over the life of the respective asset while the liability is accreted to its present value. Upon settlement of the liability, the obligation is settled at its recorded amount or the company incurs a gain or loss. The statement is effective for fiscal years beginning after June 30, 2002. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

                     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Statement 144 addresses the accounting and reporting for the impairment or disposal of long-lived assets. The statement provides a single accounting model for long-lived assets to be disposed of. New criteria must be met to classify the asset as an asset held-for-sale. This statement also focuses on reporting the effects of a disposal of a segment of a business. This statement is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

                     In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" and FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

                                   PPOL, INC.

                    YEARS ENDED MARCH 31, 2002, 2001 AND 2000



(2)        PROPERTY AND EQUIPMENT:

           Property and equipment consisted of the following:

                                                    YEAR ENDED      YEAR ENDED
                                                  MARCH 31, 2002  MARCH 31, 2001
                                                  --------------  --------------

           Leasehold improvements                  $    294,476     $    296,786
           Office equipment                           2,708,545        3,484,541
           Software costs                            17,642,168       16,684,789
                                                   ------------     ------------

                                                     20,645,189       20,466,116
           Less: accumulated depreciation
               and amortization                      13,717,338       12,973,253
                                                   ------------     ------------

                     Property and equipment, net   $  6,927,851     $  7,492,863
                                                   =============    ============

           Depreciation and amortization of property and equipment totaled $2,704,124, $5,137,666 and $4,434,906 for the years ended March 31,
           2002, 2001 and 2000, respectively.

           In August 2000, the Company commenced the development of an integrated information system to manage inventory, sales, on-line services and distributor accounts, and incentive calculation. The development work is being executed by outside vendors. The capitalized software associated with this integrated information system for the years ended March 31, 2002 and 2001 was $2,766,424 and $3,614,975, respectively. As of March 31, 2002, the balance of capitalized software, net, included the software cost under development associated with this project in the amount of $5,066,310.


(3)        LINE OF CREDIT:

           On March 31, 2002, the Company had a $2,262,000 (unaudited) line of credit with its bank which accrues interest at Japan's market rate There were no outstanding balances as of March 31, 2002.


(4)        INCOME TAXES:

           Income taxes imposed by the national, prefecture and municipal governments of Japan resulted in a normal statutory tax rate of approximately 42.1%.

           Under the Japanese tax law, the Company is not considered a part of the consolidated company. Therefore, the tax provision is based on the stand-alone entity.

                                   PPOL, INC.

                    YEARS ENDED MARCH 31, 2002, 2001 AND 2000



(4)        INCOME TAXES, CONTINUED:

           A reconciliation between the statutory tax rate and the effective income tax rate is as follows:

                                           YEAR ENDED       YEAR ENDED      YEAR ENDED
                                         MARCH 31, 2002   MARCH 31, 2001  MARCH 31, 2000
                                         --------------   --------------  --------------

           Normal statutory tax rate          42.1%           42.1%            42.1%
           Entertainment and other non-
             deductible expenses              15.3             6.8             3
           Other                              (0.1)            (.0)            (0.1)
                                           -------        --------        ---------

           Effective tax rate                 57.3%           48.9%            45.0%
                                           =======        ========        =========


           The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are as follows:

                                                         YEAR ENDED        YEAR ENDED
                                                       MARCH 31, 2002    MARCH 31, 2001
                                                       --------------    --------------

            Deferred tax assets:
              Revenue recognition adjustment           $   1,765,232      $  1,609,524
              Excess of accrued bonus                        108,321            63,796
              Reserve for product return                     115,333           150,603
              Resort membership admission fees               177,883           193,863
              Accrued compensated absences                   124,035           104,946
              Excess depreciation and amortization           586,606           726,323
              Inventory write-down                           338,136                 -
              Other                                          140,685           182,284
                                                       -------------      ------------

                      Total deferred tax assets        $   3,356,231      $  3,031,339
                                                       =============      ============


           Management believes that it is more likely than not that all of the deferred tax assets will be realized through future earnings and/or tax planning. Accordingly, no valuation allowance was recorded as of March 31, 2002 and 2001.


(5)        RELATED PARTY:

           In April 1995, AJOL entered into an agreement to act as an exclusive sales agent of MOJICO with Forval Corp. ("Forval") (the Company's parent). In the normal course of business, the Company purchased MOJICO products, which were manufactured by Funai Denki ("Funai") (a shareholder of the Company), from Forval and made royalty payments based upon the aforementioned agreement.

           In March 2000, the Company purchased the patent rights relating to MOJICO from Forval for $252,455 and the aforementioned license agreement was revoked. In March 2001, the Company entered into a contract to purchase MOJICO directly from Funai.

                                   PPOL, INC.

                    YEARS ENDED MARCH 31, 2002, 2001 AND 2000




(5)        RELATED PARTY, CONTINUED:

           The Company also leases its office space from Forval. The following summarize amounts due from or to Forval and Funai and related transaction amounts:

                                               YEAR ENDED         YEAR ENDED       YEAR ENDED
                                             MARCH 31, 2002     MARCH 31, 2001   MARCH 31, 2000
                                             --------------     --------------   --------------

           Due from Forval:
             Accounts receivable               $         -     $     7,811      $     13,473
             Lease deposit                         540,246       1,145,820         1,948,400

           Due from Funai - advance payment      1,987,008       3,082,459                 -

           Due to Forval - accounts payable         69,645         106,045           163,179

           Transactions with Forval:
             Sales                                   8,235          53,499            97,493
             Purchases                                   -      17,207,311        18,059,008
             Royalty expenses                            -                         1,704,069
             Rental expenses                       717,387         810,823           807,458
             Purchase of fixed assets                    -          81,584           286,329
             Interest expense                            -               -            38,247
             Other                                       -           1,738             7,673

           Transactions with Funai:
             Purchases                          13,978,218       2,532,106                 -
             Other                                 283,091               -                 -


                                   PPOL, INC.

                        FINANCIAL STATEMENTS (UNAUDITED)

                               THREE MONTHS ENDED
                          JUNE 30, 2002, 2001 AND 2000







                                    CONTENTS

                                                                     PAGE

FINANCIAL STATEMENTS:
  Balance Sheets                                                      F-15
  Statements of Income and Comprehensive Income                       F-16
  Statements of Cash Flows                                            F-17
  Notes to Financial Statements                                   F-18 - F-22



                                   PPOL, INC.

                                 BALANCE SHEETS


                                       ASSETS
                                                            June 30,
                                                              2002
                                                              ----
                                                           (Unaudited)
CURRENT ASSETS:
  Cash and cash equivalents                                $ 16,655,842
  Trade accounts receivable, net of allowance for
    doubtful accounts of $2,600 and $5,000                    1,717,621
  Inventories                                                 2,063,538
  Advance payments to related parties                         4,439,125
  Deferred costs                                              8,638,326
  Deferred income taxes                                       2,286,840
  Prepaid expenses and other                                    715,959
                                                           ------------

          Total current assets                               36,517,251

  PROPERTY AND EQUIPMENT, net                                 7,149,481
  DEFERRED INCOME TAXES                                         755,649
  LEASE DEPOSITS, RELATED PARTIES                               597,806
  OTHER ASSETS                                                1,032,170
                                                           ------------

                                                           $ 46,052,357
                                                           ============


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable, including related parties              $ 10,118,944
  Advances received                                          13,427,774
  Deferred revenue                                           12,721,463
  Income taxes payable                                          384,241
  Other current liabilities                                   2,338,549
                                                           ------------

          Total current liabilities                          38,990,971
                                                           ------------

SHAREHOLDERS' EQUITY:
  Common stock; $0.001 par value; 100,000,000 shares
    authorized; 17,095,174 shares issued and outstanding         17,095
  Additional paid-in capital                                  3,392,605
  Total other comprehensive loss                             (1,346,719)
  Retained earnings                                           4,998,405
                                                           ------------

          Total shareholders' equity                          7,061,386
                                                           ------------

                                                           $ 46,052,357
                                                           ============



See accompanying notes to financial statements.



                                   PPOL, INC.

                  STATEMENTS OF INCOME AND COMPREHENSIVE INCOME


                                           THREE MONTHS    THREE MONTHS
                                               ENDED          ENDED
                                           JUNE 30, 2002   JUNE 30, 2001
                                           -------------   -------------
                                            (Unaudited)     (Unaudited)
NET REVENUE:
  Product sales and network services        $ 30,815,864   $ 28,662,358
  Other on-line services                       3,799,537      3,428,924
                                            ------------   ------------

          Total                               34,615,401     32,091,282
                                            ------------   ------------

COSTS AND EXPENSES:
  Cost of sales                                7,642,042      7,371,902
  Distributor incentives                      19,356,990     17,276,440
  Selling, general and administrative
    expenses                                   5,984,987      5,767,658
                                            ------------   ------------

          Total costs and expenses            32,984,019     30,416,000
                                            ------------   ------------

OPERATING INCOME                               1,631,382      1,675,282

OTHER INCOME (EXPENSE), net                       11,157        (21,836)
                                            ------------   ------------

INCOME BEFORE INCOME TAXES                     1,642,539      1,653,446
                                            ------------   ------------

INCOME TAXES:
  Current                                        365,680        274,486
  Deferred                                       313,742        597,664
                                            ------------   ------------

          Total income taxes                     679,422        872,150
                                            ------------   ------------

NET INCOME                                       963,117        781,296

OTHER COMPREHENSIVE GAIN (LOSS) -
  cumulative foreign currency translation        415,399        (92,887)
                                            ------------   ------------

COMPREHENSIVE INCOME                        $  1,378,516   $    688,409
                                            ============   ============

NET INCOME PER COMMON SHARE,
  Basic and diluted                         $        .06   $        .05
                                            ============   ============


WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING - BASIC AND DILUTED             17,095,174     17,095,174
                                            ============   ============




See accompanying notes to financial statements.





                                   PPOL, INC.

                            STATEMENTS OF CASH FLOWS




                                                                 THREE MONTHS     THREE MONTHS
                                                                    ENDED            ENDED
                                                                JUNE 30, 2002    JUNE 30, 2001
                                                                -------------    -------------
                                                                 (Unaudited)      (Unaudited)
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
  Net income                                                     $    963,117    $    781,296
                                                                 ------------    ------------

  ADJUSTMENTS TO RECONCILE NET INCOME TO
    NET CASH PROVIDED BY (USED FOR)
    OPERATING ACTIVITIES:
      Depreciation and amortization                                   505,501         756,914
      Loss on sales/disposal of property and equipment, net              --            78,019
      Deferred income taxes                                           313,742         597,664

  CHANGES IN ASSETS AND LIABILITIES:
    (INCREASE) DECREASE IN ASSETS:
      Trade accounts receivables                                      883,077         455,886
      Inventories                                                    (829,619)     (1,603,474)
      Advance payments to related parties                          (2,132,143)      1,625,721
      Deferred costs                                                4,766,524       2,992,600
      Prepaid expenses and other                                     (308,030)        (45,869)

    INCREASE (DECREASE) IN LIABILITIES:
      Accounts payable, including related parties                  (3,777,168)     (5,291,651)
      Advances received                                            10,312,013        (550,449)
      Deferred revenue                                             (5,301,422)     (3,613,955)
      Income taxes payable                                         (1,170,485)       (472,560)
      Other current liabilities                                       233,657       1,295,865
                                                                 ------------    ------------

          Total adjustments                                         3,495,647      (3,775,289)
                                                                 ------------    ------------

          Net cash provided by (used for) operating activities      4,458,764      (2,993,993)
                                                                 ------------    ------------

CASH FLOWS USED FOR INVESTING ACTIVITIES:
  Purchase of property and equipment                                  (13,991)     (1,257,058)
  Other assets                                                        (15,373)        (10,140)
                                                                 ------------    ------------

          Net cash used for investing activities                      (29,364)     (1,267,198)
                                                                 ------------    ------------

CASH FLOWS USED FOR FINANCING ACTIVITIES -
  dividends paid                                                     (963,732)       (926,160)
                                                                 ------------    ------------

EFFECTS OF EXCHANGE RATE                                            1,473,281         432,519
                                                                 ------------    ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                4,938,949      (4,754,832)
CASH AND CASH EQUIVALENTS, beginning of period                     11,716,893      10,914,661
                                                                 ------------    ------------

CASH AND CASH EQUIVALENTS, end of period                         $ 16,655,842    $  6,159,829
                                                                 ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION -
  Income taxes paid                                              $  1,536,165    $    747,045
                                                                 ============    ============
  Interest paid                                                  $       --      $       --
                                                                 ============    ============



See accompanying notes to financial statements.

                                   PPOL, INC.

                          NOTES TO FINANCIAL STATEMENTS

                 THREE MONTHS ENDED JUNE 30, 2002, 2001 AND 2000




(1)        ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


           BASIS OF PRESENTATION:

                     The unaudited condensed financial statements have been prepared by PPOL, Inc. (the "Company"), pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and footnotes for the years ended March 31, 2002, 2001 and 2000 included in the Company's Form 10. The results of the three months ended June 30, 2002 are not necessarily indicative of the results to be expected for the full year ending March 31, 2003.


           ORGANIZATION:



                     PPOL, Inc. ("PPOL" or the "Company") (formerly Diversified Strategies, Inc.), incorporated on May 19, 1993 in California, is primarily engaged in sales of multi-functional telecommunications equipment called MOJICO. The Company distributes MOJICO throughout Japan through a network marketing system. The Company has a network of registered distributors located throughout Japan that introduce purchasers to the Company. The Company operates in one operating segment.

                     Using MOJICO, the Company provides original telecommunication services called "Pan Pacific Online," including MOJICO bulletin board and mail services. The Company also provides various other on-line services through Pan Pacific Online such as ticket and mail-order services. These sales and services are provided in Japan.

                     On August 15, 2002, the Company amended its articles of incorporation to increase its authorized shares of common stock from 10,000,000 to 100,000,000, change its name to PPOL, Inc. and effected a 7 to 1 reverse stock split. All share data presented in these financial statements have been affected for the reverse stock split.

                     Effective April 1, 2002, AJOL Co., LTD. ("AJOL") was acquired by PPOL in a transaction accounted for as a reverse merger. The Company upon closing the transaction on August 15, 2002, issued 899,746 shares of its common stock for all of the issued and outstanding common stock of AJOL. Prior to the merger PPOL had no business activity. For accounting purposes, AJOL has been treated as the acquirer and accordingly, AJOL is presented as the continuing entity, and the historical financial statements are those of AJOL. AJOL and PPOL are collectively referred to as the "Company."

                                   PPOL, INC.

                 THREE MONTHS ENDED JUNE 30, 2002, 2001 AND 2000


(1)        ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

           CONCENTRATION OF CREDIT RISK:

                     Financial instruments that potentially subject the Company to concentration of credit risk consist of trade receivables and cash and cash equivalents. The Company collects the significant portion of payments from the ultimate customers through major credit card and loan companies. One credit company comprised 73.4% (unaudited), 19.9% (unaudited) and 53.7% (unaudited) of accounts receivable at June 30, 2002, 2001 and 2000, respectively. The Company maintains cash deposits with major banks. The Company periodically assesses the financial conditions of the institutions and believes that the risk of any loss is minimal.

           RESEARCH AND DEVELOPMENT EXPENSE:

                     Research and development costs are charged to expense when incurred. Research and development expenses included in cost of sales for the three months ended June 30, 2002, 2001 and 2000 approximated $336,323 (unaudited), $337,999
                     (unaudited) and $105,596 (unaudited), respectively.

           ADVERTISING COSTS:

                     Advertising costs are expensed as incurred. Advertising expenses for the three months ended June 30, 2002, 2001 and 2000 approximated $0 (unaudited), $0 (unaudited) and $479,399 (unaudited), respectively.


(2)        PROPERTY AND EQUIPMENT:

           Property and equipment consisted of the following:

                                                                 THREE MONTHS
                                                                     ENDED
                                                                 JUNE 30, 2002
                                                                 -------------
                                                                  (Unaudited)

           Leasehold improvements                              $    325,842
           Office equipment                                       3,004,449
           Software costs                                        19,529,196
                                                               ------------

                                                                 22,859,487
           Less accumulated depreciation and amortization        15,710,006
                                                               ------------

                     Property and equipment, net               $  7,149,481
                                                               ============


           Depreciation of property and equipment totaled $505,501 (unaudited), $756,914 (unaudited) and $984,965 (unaudited) for the three months ended June 30, 2002, 2001 and 2000, respectively.

                                   PPOL, INC.

                 THREE MONTHS ENDED JUNE 30, 2002, 2001 AND 2000




(2)        PROPERTY AND EQUIPMENT, CONTINUED:

           In August 2000, the Company commenced the development of an integrated information system to manage inventory, sales, on-line services and distributor accounts, and incentive calculation. The development work is being executed by outside vendors. The capitalized software associated with this integrated information system for the three-month period ended June 30, 2001 was $1,207,297 (unaudited). There was no capitalized software associated with this integrated information system for the three-month period ended June 30, 2002. As of June 30, 2002, the balance of capitalized software, net, included the software cost under development associated with this project in the amount of $5,335,170 (unaudited).


(4)        LINE OF CREDIT:

           On June 30, 2002, the Company had a $2,503,200 (unaudited) line of credit with its bank, which accrues interest at Japan's market rate. There were no outstanding balances as of June 30, 2002.


(5)        INCOME TAXES:

           Income taxes imposed by the national, prefecture and municipal governments of Japan resulted in a normal statutory tax rate of approximately 42.1%.

           Under the Japan tax law, the Company is not part of a consolidated tax return. Therefore, the tax provision is based on the stand-alone basis.

           A reconciliation between the statutory tax rate and the effective income tax rate is as follows:

                                              THREE MONTHS    THREE MONTHS
                                                  ENDED          ENDED
                                              JUNE 30, 2002   JUNE 30, 2001
                                              -------------   -------------
                                               (Unaudited)     (Unaudited)

            Normal statutory tax rate                  42.1%           42.1%
            Entertainment and other non-
              deductible expenses                      19.1            15.4
                                                 ----------      ----------

            Effective tax rate                         61.2%           57.5%
                                                 ==========      ==========

                                   PPOL, INC.

                 THREE MONTHS ENDED JUNE 30, 2002, 2001 AND 2000




(5)        INCOME TAXES, CONTINUED:

           The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are as follows:

                                                     THREE MONTHS
                                                        ENDED
                                                    JUNE 30, 2002
                                                    -------------
                                                     (Unaudited)
           Deferred tax assets:
             Revenue recognition adjustment       $  1,716,962
             Excess of accrued bonus                   124,392
             Reserve for product return                 67,979
             Resort membership admission fees          196,835
             Accrued compensated absences              144,075
             Excess depreciation and
               amortization                            558,814
             Inventory write-down                      325,041
             Other                                     (91,609)
                                                  ------------

                     Total deferred tax assets    $  3,042,489
                                                  =============

           Management believes that it is more likely than not that all of the deferred tax assets will be realized through future earnings and/or tax planning. Accordingly, no valuation allowance was recorded as of June 30, 2001.


(6)        RELATED PARTY:

           In April 1995, the Company entered into an agreement to act as an exclusive sales agent of MOJICO with Forval Corp. ("Forval"), the Company's parent. In the normal course of business, the Company purchased MOJICO products, which were manufactured by Funai Electric Co. ("Funai") (a shareholder of the Company), from Forval and made royalty payments based upon the aforementioned agreement.

           In March 2000, the Company purchased the patent rights relating to MOJICO from Forval for $252,455 and the aforementioned license agreement was revoked. In March 2001, the Company entered into a contract to purchase MOJICO directly from Funai.

                                   PPOL, INC.

                 THREE MONTHS ENDED JUNE 30, 2002, 2001 AND 2000




(6)        RELATED PARTY, CONTINUED:

           The Company also leases its office space from Forval. The following summarize amounts due from or to Forval and Funai and related transaction amounts:

                                                   THREE MONTHS    THREE MONTHS
                                                       ENDED           ENDED
                                                   JUNE 30, 2002    JUNE 30, 2001
                                                   -------------    -------------
                                                    (Unaudited)      (Unaudited)

           Due from Forval -
             Lease deposit                         $    597,806     $  1,153,915

           Due from Funai - Advance payment           4,439,125        1,614,116

           Due to Forval - Accounts payable               1,343                -

           Due to Funai - Accounts payable               47,310           20,207

           Transactions with Forval:
             Sales                                            -                -
             Purchases                                        -                -
             Rental expenses                            186,814          179,531
             Purchase of fixed assets                         -           31,995
             Other                                          868                -

           Transactions with Funai:
             Purchases                                3,824,055        4,421,190
             Other                                       76,514           55,890


                          DIVERSIFIED STRATEGIES, INC.

                              FINANCIAL STATEMENTS

                       SIX MONTHS ENDED MARCH 31, 2002 AND
                  YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999







                                    CONTENTS

                                                                      PAGE

INDEPENDENT AUDITORS' REPORT                                          F-24

FINANCIAL STATEMENTS:
  Balance Sheets                                                      F-25
  Statements of Operations                                            F-26
  Statement of Stockholders' Deficiency                               F-27
  Statements of Cash Flows                                            F-28
  Notes to Financial Statements                                    F-29 - F-34

                                   STONEFIELD
                                        JOSEPHSON, Inc.




Board of Directors
Diversified Strategies, Inc.

We have audited the accompanying balance sheets of Diversified Strategies, Inc., as of March 31, 2002 and September 30, 2001 and 2000, and the related statements of operations, stockholders' deficiency and cash flows for the six months ended March 31, 2002 and for the years ended September 30, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Strategies, Inc. as of March 31, 2002 and September 30, 2001 and 2000, and the results of its operations and its cash flows for the six months ended March 31, 2002 and for the years ended September 30, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown on the financial statements, the Company has no established source of revenues. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this matter is described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/s/ Stonefield Josephson, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

Santa Monica, California
August 27, 2002



                          DIVERSIFIED STRATEGIES, INC.

                                 BALANCE SHEETS



                                       ASSETS

                                                                MARCH 31,            SEPTEMBER 30,
                                                                  2002             2001            2000
                                                                  ----          ----------     ----------

Total assets                                                     $      --      $      --      $      --
                                                                 ===========    ===========    ===========


                      LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES -
  Accounts payable                                               $     5,046    $     5,046    $     3,925
  Due to stockholder                                                  19,502         14,469          8,876
                                                                 -----------    -----------    -----------

          Total current liabilities                                   24,548         19,515         12,801
                                                                 -----------    -----------    -----------

COMMITMENTS AND CONTINGENCIES, NOTE 2

STOCKHOLDERS' DEFICIENCY:
  Common stock; no par value, 100,000,000 shares
    authorized, 914,746, 914,746 and 777,792 shares
    issued and outstanding                                         1,600,042      1,600,042      1,504,127
  Common stock reserved for issuance; 0, 0 and
    136,955 shares                                                      --             --           95,915
  Accumulated deficit                                             (1,624,590)    (1,619,557)    (1,612,843)
                                                                 -----------    -----------    -----------

          Total stockholders' deficiency                             (24,548)       (19,515)       (12,801)
                                                                 -----------    -----------    -----------

                                                                 $      --      $      --      $      --
                                                                 ===========    ===========    ===========




See accompanying notes to financial statements.



                          DIVERSIFIED STRATEGIES, INC.

                            STATEMENTS OF OPERATIONS



                                    SIX MONTHS
                                      ENDED            YEAR ENDED     YEAR ENDED        YEAR ENDED
                                   MARCH 31, 2002     SEPTEMBER 30,   SEPTEMBER 30,    SEPTEMBER 30,
                                                         2001           2000              1999
                                   --------------     -------------   -------------    -------------


REVENUES                              $  --            $  --            $  --            $    --

GENERAL AND ADMINISTRATIVE EXPENSES     5,033            6,714            6,194            2,650
                                      -------          -------          -------          -------

NET LOSS                              $(5,033)         $(6,714)         $(6,194)         $(2,650)
                                      =======          =======          =======          =======

NET LOSS PER COMMON SHARE,
  basic and diluted                   $                $                $                 $
                                      =======          =======          =======          =======

WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING, basic and diluted      =======          =======          =======          =======




See accompanying notes to financial statements.


                          DIVERSIFIED STRATEGIES, INC.

                      STATEMENT OF STOCKHOLDERS' DEFICIENCY



                                                                      COMMON STOCK                                TOTAL
                                       COMMON STOCK              RESERVED FOR ISSUANCE    ACCUMULATED          STOCKHOLDERS'
                                       ------------
                                   SHARES        AMOUNT         SHARES          AMOUNT      DEFICIT             DEFICIENCY
                                   ------        ------         ------          ------      -------             ----------

Balance at September 30, 1998       711,397     1,385,752       203,350        214,290     (1,602,692)        (2,650)

Issuance of common stock             66,395       118,375       (66,395)      (118,375)          --

Net loss                               --            --            --             --           (3,957)        (3,957)
                                -----------   -----------   -----------    -----------    -----------    -----------

September 30, 1999                  777,792     1,504,127       136,955         95,915     (1,606,649)        (6,607)

Issuance of common stock

Net loss                               --            --            --             --           (6,194)        (6,194)
                                -----------   -----------   -----------    -----------    -----------    -----------

Balance at September 30, 2000       777,792     1,504,127       136,955         95,915     (1,612,843)       (12,801)

Issuance of common stock            136,954        95,915      (136,955)       (95,915)          --             --

Net loss                               --            --            --             --           (6,714)        (6,714)
                                -----------   -----------   -----------    -----------    -----------    -----------

Balance at September 30, 2001       914,746     1,600,042          --             --       (1,619,557)       (19,515)

Net loss                               --            --            --             --           (5,033)        (5,033)
                                -----------   -----------   -----------    -----------    -----------    -----------

Balance at March 31, 2002           914,746   $ 1,600,042          --      $      --      $(1,624,590)   $   (24,548)
                                ===========   ===========   ===========    ===========    ===========    ===========




See accompanying notes to financial statements.



                          DIVERSIFIED STRATEGIES, INC.

                            STATEMENTS OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS



                                                  SIX MONTHS
                                                    ENDED         YEAR ENDED       YEAR ENDED      YEAR ENDED
                                                  MARCH 31,      SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,
                                                   2002              2001            2000              1999
                                                --------------   -------------    -------------    -------------

CASH FLOWS USED FOR OPERATING ACTIVITIES:
  Net loss                                          $(5,033)        $(6,714)        $(6,194)        $(3,957)
  Accounts payable                                     --             1,121           1,275            --
                                                    -------         -------         -------         -------

                                                     (5,033)         (5,593)         (4,919)         (3,957)
                                                    -------         -------         -------         -------

 CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
  Proceeds from officers                              5,033           5,593           4,919           3,957
                                                    -------         -------         -------         -------

 NET INCREASE (DECREASE) IN CASH                       --              --              --              --
CASH AND CASH EQUIVALENTS, beginning of year           --              --              --              --
                                                    -------         -------         -------         -------

CASH AND CASH EQUIVALENTS, end of year              $  --           $  --           $  --           $   --
                                                    =======         =======         ========        ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid                                     $  --           $  --           $  --           $  --
                                                    =======         =======         ========        ========
  Income taxes paid                                 $  --           $  --           $  --           $  --
                                                    =======         =======         ========        ========




See accompanying notes to financial statements.

                          DIVERSIFIED STRATEGIES, INC.

                          NOTES TO FINANCIAL STATEMENTS

                       SIX MONTHS ENDED MARCH 31, 2002 AND
                  YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999



(1)        ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:



           ORGANIZATION:

                     Diversified Strategies, Inc. ("the Company or DSI"), was incorporated on May 19, 1993 in California but was inactive until October 15, 1993. The Company was formed as the reorganized debtor of SelecTV of California, Inc. ("SelecTV") and Telstar Satellite Corporation of America ("Telstar"). Both companies filed petitions for relief under Chapter 11 of the Federal Bankruptcy laws on December 16, 1988 and March 17, 1989 for Telstar and SelecTV, respectively. Under the Joint Plan of Reorganization (the "Plan") filed by SelecTV and Telstar, confirmed and declared effective on November 20, 1992 and October 15, 1993, respectively, DSI acquired, in exchange for its common stock, preferred stock and warrants, certain assets of SelecTV and net proceeds from the liquidation of zero coupon bonds underlying certain revenue bonds previously issued by Telstar. Proceeds generated from the liquidation of the zero coupon bonds were first used to pay administrative expenses arising out of the SelecTV and Telstar Chapter 11 proceedings and certain tax claims against SelecTV. The aforementioned claims were assumed by the Company in accordance with the Plan.


           GOING CONCERN:



                     The Company's financial statements have been presented on the basis that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has no established sources of revenues. This raises substantial doubt about the Company's ability to continue as a going concern unless the Company raise additional capital and establish a source of revenue. Management is currently attempting to acquire an operating subsidiary. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

           USE OF ESTIMATES:

                     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           FAIR VALUE:

                     The Company's financial instruments consist principally of an amount due to a stockholder for which the carrying value approximates its fair value due to the short-term nature of this amount.

                          DIVERSIFIED STRATEGIES, INC.

                       SIX MONTHS ENDED MARCH 31, 2002 AND
                  YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999




(1)        ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
                                                                      CONTINUED:


           COMPREHENSIVE LOSS:

                     Comprehensive loss consists of net loss only, and accordingly, a Statement of Comprehensive Loss is not presented.

           INCOME TAXES:

                     Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

           NEW ACCOUNTING PRONOUNCEMENTS:

                     In July 2001, the FASB issued SFAS No. 141 "Business Combinations." SFAS No. 141 supersedes Accounting Principles Board ("APB") No. 16 and requires that any business combinations initiated after June 30, 2001 be accounted for as a purchase; therefore, eliminating the pooling-of-interest method defined in APB 16. The statement is effective for any business combination initiated after June 30, 2001 and shall apply to all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001 or later. The adoption did not have a material impact to the Company's financial position or results of operations, since the Company has not participated in such activities covered under this pronouncement after the effective date.

                     In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangibles." SFAS No. 142 addresses the initial recognition, measurement and amortization of intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) and addresses the amortization provisions for excess cost over fair value of net assets acquired or intangibles acquired in a business combination. The statement is effective for fiscal years beginning after September 15, 2001, and is effective July 1, 2001 for any intangibles acquired in a business combination initiated after June 30, 2001. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

                          DIVERSIFIED STRATEGIES, INC.

                       SIX MONTHS ENDED MARCH 31, 2002 AND
                  YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999




(1)        ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
                                                                      CONTINUED:


           NEW ACCOUNTING PRONOUNCEMENTS, CONTINUED:

                     In October 2001, the FASB recently issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires companies to record the fair value of a liability for asset retirement obligations in the period in which they are incurred. The statement applies to a company's legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, and development or through the normal operation of a long-lived asset. When a liability is initially recorded, the company would capitalize the cost, thereby increasing the carrying amount of the related asset. The capitalized asset retirement cost is depreciated over the life of the respective asset while the liability is accreted to its present value. Upon settlement of the liability, the obligation is settled at its recorded amount or the company incurs a gain or loss. The statement is effective for fiscal years beginning after June 30, 2002. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

                     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Statement 144 addresses the accounting and reporting for the impairment or disposal of long-lived assets. The statement provides a single accounting model for long-lived assets to be disposed of. New criteria must be met to classify the asset as an asset held-for-sale. This statement also focuses on reporting the effects of a disposal of a segment of a business. This statement is effective for fiscal years beginning after September 15, 2001. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

                     In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" and FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

                          DIVERSIFIED STRATEGIES, INC.

                       SIX MONTHS ENDED MARCH 31, 2002 AND
                  YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999




(2)        COMMITMENTS AND CONTINGENCIES:


           During the year ended September 30, 1996, the Company entered into an agreement with the Internal Revenue Service for payment of delinquent tax payments. The agreement stipulated that the Company would place 6,502 shares of its common stock in a trust account for which the Chairman of the Company would be the trustee. The trust shares would be sold in the market and the funds used to pay the delinquent taxes. As of March 31, 2002, the shares of common stock have not been sold and the delinquent taxes have not been extinguished.


(3)        SHAREHOLDERS' EQUITY:


           PREFERRED STOCK

           The Company's Board of Directors (the "Board") has authority, without action by the shareholders, to issue preferred stock from time to time in series having such designated preferences, rights, qualifications and limitations as the Board may determine.


(4)        INCOME TAXES:

           The components of the provision for income taxes is as follows:


                                                       March 31,                             SEPTEMBER 30,
                                                                       ----------------------------------------------------
                                                         2002               2001                2000               1999
                                                         ----          --------------     ---------------     -------------

           Current tax expense:
             U.S. Federal                          $              -    $            -     $            -   $             -
             State and local                                      -                 -                  -                 -
                                                   ----------------    --------------     --------------   ---------------

                     Total current                                -                 -                  -                 -
                                                   ----------------    --------------     --------------   ---------------

           Deferred tax expense:
             U.S. Federal                                         -                 -                  -                 -
             State and local                                      -                 -                  -                 -
                                                   ----------------    --------------     --------------   ---------------

                     Total deferred                               -                 -                  -                 -
                                                   ----------------    --------------     --------------   ---------------

                     Total tax provision from
                       continuing operations       $              -    $            -     $            -   $             -
                                                   ================    ==============     ==============   ===============



                          DIVERSIFIED STRATEGIES, INC.

                       SIX MONTHS ENDED MARCH 31, 2002 AND
                  YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999




(4)        INCOME TAXES, CONTINUED:

           The reconciliation of the effective income tax rate to the federal statutory rate is as follows:

                                                              March 31,                             SEPTEMBER 30,
                                                                              ----------------------------------------------------
                                                                2002               2001                2000               1999
                                                                ----          --------------     ---------------     -------------

           Federal income tax rate                              (34.0)%             (34.0)%            (34.0)%             (34.0)%
           Effect of valuation allowance                         34.0                34.0               34.0                34.0
                                                          -----------         -----------        -----------        ------------

                     Total income tax rate                        0.0%                0.0%               0.0%                0.0%
                                                          ===========         ===========        ===========        ============

           At March 31, 2002, the Company had net carryforward losses of approximately $1,050,000. A valuation allowance equal to the tax benefit for deferred taxes has been established due to the uncertainty of realizing the benefit of the tax carryforward.

           Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at September 30 are as follows:

                                                              March 31,                             SEPTEMBER 30,
                                                                              ----------------------------------------------------
                                                                2002               2001                2000               1999
                                                                ----          --------------     ---------------     -------------

           Deferred tax assets:
             Loss carryforwards                         $      367,000      $        367,000     $       367,000    $     367,000
             Less valuation allowance                         (367,000)             (367,000)           (367,000)        (367,000)
                                                        --------------      ----------------     ---------------    -------------

                     Net deferred tax assets            $            -      $              -     $             -    $           -
                                                        ==============      ================     ===============    =============

           Net operating loss carryforwards expire in 2009 through 2011.

           As of the date of the Plan, certain federal tax disputes were pending related to SelecTV and Telstar. The Board of the Company authorized management to negotiate a settlement with the Internal Revenue Service ("IRS") on behalf of SelecTV and Telstar in order to resolve the dispute although the Company did not assume any tax liabilities of these entities as part of the Plan. In connection with a settlement with the IRS, the Company agreed to pay the IRS $35,000 in cash and issue to the IRS approximately 50,000 shares of common stock as full payment for the tax disputes. 45,517 shares of stock were subsequently issued (see Note 2).

                          DIVERSIFIED STRATEGIES, INC.

                       SIX MONTHS ENDED MARCH 31, 2002 AND
                  YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999




(5)        SUBSEQUENT EVENTS:

           MERGER

           On August 15, 2002, the Company entered into an agreement which was effective April 1, 2002, to acquire 100% (7,000 shares) of the outstanding common stock of AJOL Co, Ltd for 17,095,174 shares of the Company's common stock.

           COMMON STOCK

           The Company has issued 13,571 and cancelled 28,571 shares of its common stock.

           On August 15, 2002, the Company amended its articles of incorporation to increase its authorized shares of common stock from 10,000,000 to 100,000,000, to change its name to PPOL, Inc. and to effect a 1 to 7 reverse stock split. All share data presented in these financial statements have been affected for the reverse stock split.